SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:March 17, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM Participações

Management Proposal

Annual and Extraordinary Shareholders' Meeting 2017

March 17, 2017

TIM

Summary

01 – Notice to the Shareholders' provided for the Section 133 of the Brazilian Law No. 6,404/1976

NOTICE TO THE SHAREHOLDERS

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

The Shareholders may find at their disposal, in the Company's headquarters, located at Avenida João Cabral de Mello Neto, n° 850, South Tower, 13rd floor, Barra da Tijuca, in the City and State of Rio de Janeiro, as well as in the websites: www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br, the documents provided for in the Section 133 of the Brazilian Law Nr. 6,404/1976, related to the fiscal year dated as of December 31st, 2016.

Rio de Janeiro (RJ), March 17th, 2017.

ROGERIO TOSTES LIMA
Investor Relations Officer

02 – Call Notice

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on April 19th, 2017, at 11am, at Avenida João Cabral de Melo Neto, nº 850, South Tower, 13rd. floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st., 2016; **(2)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2016, and on the dividend distribution by the Company; **(3)** To resolve on the composition of the Company's Board of Directors and to elect its regular members; **(4)** To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and **(5)** To resolve on the Compensation Proposal for the Company's Administrators, the members of the Committees and the members of the Fiscal Council , for the fiscal year of 2017.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th. amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention.

General Instructions:

1. All the documents and information regarding the subjects to be analyzed and resolved at the Shareholders' Meeting are at the shareholders' disposal at the Company's head offices, as well as in the websites www.tim.com.br/ri , www.cvm.gov.br and www.bmfbovespa.com.br .

2. The Shareholders' may participate either in person or represented by a duly constituted proxy, as provided by Article 126 of Law Nr. 6,404/1976 and by the sole paragraph of Article 12 of the Company's Bylaws, as well as via remote voting form, following the detailed guidelines bellow:

a. **In person:** A Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy:** The Shareholder to be represented at the Shareholders' Meeting must send to the Company's Head Offices the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification documents of the representative, within two (2) business days prior to the Shareholders' Meeting;

c. **Via Remote Voting Form:** The Shareholder that, pursuant to CVM's Instruction Nr. 481/09, opts to participate via remote voting form, must send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or must send the form directly to the Company, in any case, up to 07 (seven) days prior to the Shareholders' Meeting, as informed in the Participations Instruction (only in portuguese).

3. The documents mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida João Cabral de Melo Neto, nº 850, North Tower, 12nd. floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 17th, 2017.

Franco Bertone

Chairman of the Board of Directors

03 – Management's Report and Consolidated Financial Statements of the Company, dated as of December 31st, 2016

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2016

Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº01/2017, and as set forth in the CVM Instruction N. 481/09, TIM Participações S.A. inform that the Management Report, the Financial Statements, the Opinions of the Independent Auditor and Statutory Audit Committee and the DFP Form, for the year of 2016, are available on the site of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), and on the site of Investors Relations of the Company, on the links below:

www.cvm.gov.br/

www.tim.com.br/ir

Rio de Janeiro, March 17, 2017.

Franco Bertone
President of the Board of Directors

04 – Item 10 from the Reference Form

10.1. Directors should comment on:

a. General financial and equity conditions

In 2016 the company maintained excellent financial position and level of indebtedness (Net Debt*/EBITDA) of only 0.52 times and net debt of R$2,721 million. The Company's cash ended the year at R$5,608 million, while its gross debt reached the amount of R$8,329 million, including the recognition of leasing in the amount of R$1,597 million, after the leasing (leaseback) of sold towers. The Company's EBITDA reached R$5,209 in 2016 showing decrease in the year due to the sales effect of towers in 2015.

Financial Condition (R$ mln)	2016	2015	2014
Cash	5,608	6,700	5,233
EBTIDA	5,209	6,613	5,538
Gross Debt	8,329	8,432	6,507
Net Debt	2,721	1,733	1,274
Net Debt / EBTIDA	0.52	0.32	0.23

* Net debt is comprised of total loans, leases and debt with Anatel, less total cash and cash equivalents.

It is worth mentioning that the Company's debt is concentrated in long-term contracts (86% of total), mainly distributed in agreements with BNDES and the European Investment Bank. In addition, approximately 19% of total debt is denominated in foreign currency (USD), 100% protected by hedge in local currency. In 2016 the average cost of debt was 12.50% compared to 11.69% in 2015 and 9.70% in 2014. The average cash yield reached 14.22% in 2016 compared to 14.33% in 2015 and 10.88% in 2014.

Accompanied by its solid cash position, the Company also has stable liquidity ratios, showing overall ability to meet its short- and long-term obligations. Regarding the liquidity ratios (General Liquidity and Current Liquidity), the Company had: General liquidity ((Current Assets + Non-Current Receivables)/(Current + Non-current liabilities)), considering as Non Current Receivables, the Company's non-current assets, for the 2014, 2015 and 2016 of 1.85, 1.87 and 1.98, respectively, and Current liquidity (current assets/current liabilities) of 1.16, 1.31 and 1.39, respectively.

As for the debt profile, the Company has maintained stable concentration of its short-term obligations and submitted in 2014, 2015 and 2016 the composition index of debt, (current liabilities / (total liabilities less shareholders' equity)), of 55%, 48% and 42%, respectively. These percentages are fully acceptable, in view of the Company's comfortable liquidity situation.

Given the foregoing, the directors believe that the Company presents financial and equity conditions sufficient to cope with its growth strategy and meet its short- and long-term obligations.

b. capital structure

The Directors believe that the current capital structure of the Company presents conservative leverage levels. At the end of 2016, the shareholders' equity was R$17,188 million and its gross debt was R$8,329 million, generating a leverage ratio (Net Debt/Equity) of 48%.

The overall debt ratio shows that 50.4% of the assets are financed with third parties' capital. The loans fall within the financing plan approved by the Brazilian development bank, BNDES. In addition, the trend of extending the debt profile, appointed by debt composition index, assures the Company's concern to maintain a capital structure that supports the business needs.

Capital structure ratios	2016	2015	2014
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	50.4%	53.4%	54.0%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	41.7%	48.3%	55.0%

In parallel, the Company is able to generate enough cash to meet its obligations, in 2016 it had net debt/EBITDA ratio of 0.52x, significantly below the average for the telecommunications industry.

i. redemption assumptions

There is no possibility of shares redemption, except those provided for in the Law of Corporations.

Ii. formula for calculating the redemption value

Not applicable.

c. Payment capacity in relation to financial commitments

The Directors believe it has enough liquidity and capital resources to cover investments, operating expenses and debts. The working capital of the Company is sufficient for the current requirements. Its funds from cash and also third-party loans, are sufficient to cover the financing of its activities. The Company also believes it is able to contract new loans to finance investments that accompany the opportunities of the sector.

Liquidity ratios, which indicate the financial capacity of the company to fulfill commitments with third parties present healthy levels and consistent with the strategic moves the company has been doing, as shown in the table below.

Liquidity ratios	2016	2015	2014
Immediate liquidity (Available/Current liabilities)	77.0%	73.1%	54.3%
Current Liquidity (Current Asset/Current liabilities)	138.8%	131.3%	116.0%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	136.8%	129.8%	113.3%

In addition, other two key indicators, used to measure the ability to cover financial expenses and gross debt, point out to a healthy situation of the Company, as described below:

.

- EBITDA in 2014 totaled R$5,538 million, while financial expenses for the same period amounted to R$997 million and the total gross debt at the end of the period was R$6,507 million. Thereby, the financial expense coverage level, which measures the ability of payment of financial expenses in relation to EBITDA was 0.18 times and the level of debt coverage, which measures the level of gross debt to EBITDA was 1.17 times.

- EBITDA in 2015 totaled R$6,613 million, while financial expenses for the same period totaled R$1,115 million and the total gross debt at the end of the period was R$8,432 million. This way, the financial expense coverage level, which measures the ability of payment of financial

expenses in relation to EBITDA was 0.17 times and the level of debt coverage, which measures the level of gross debt to the EBITDA was 1.28 times.

- EBITDA in 2016 totaled R$5,209 million, while financial expenses for the same period amounted to R$1.156 million and the total gross debt at the end of the period was R$8,329 million. Thereby, the financial expense coverage level, which measures the ability of payment of financial expenses in relation to EBITDA was 0.22 times and the level of debt coverage, which measures the level of gross debt to EBITDA was 1.60 times.

In the opinion of Management, the increase in debt is not a trend that argues against the Company's financial health, given its low leverage level. As shown in the previous item, the debt profile is long-term and sources of funding enable us fairly competitive conditions. Sales with leasing (sale-leaseback) of assets can change the debt dynamics with cash resources input and new long-term commitments. The board expects the balance of these transactions reduce net debt.

d. sources of financing for working capital and for investment in non-current assets used

The main source of funding is the operating cash flow, supplemented by short-term credit lines with local and international banks and long-term financing with national and international funding agencies such as BNDES, KFW Finnvera and EIB.

e. sources of financing for working capital and for investment in non-current assets to be used for liquidity disability coverage

In order to cover any shortcomings of future liquidity, we intend to use generation operating cash, renegotiation of debt maturing in the short term and new financing.

f. levels of indebtedness and characteristics of such debts, also describing:

At the end of 2016, we presented a debt level of 0.498 times (financial debt/Shareholders' Equity). The following are the characteristics of our loans and financing that we consider relevant:

Description	Currency	Chargers (p.y.)	Expiration	Guarantees	Consolidated 2016 (R$ 000)	2015 (R$ 000)	2014 (R$ 000)
BNDES	URTJLP	TJLP a TJLP + 3,62%	Jul/17 a Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	2,546,627	2,528,158	2,522,781
BNDES	UMIPCA	UMIPCA + 2,62%	Jul/17	Guarantee from TIM Part. and receivables from TIM Celular	36,552	68,628	92,939
BNDES	UM143	SELIC+2,52%	Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	2,068,629	1,475,426	913,208
BNDES (PSI)	R$	2,50% a 4,50%	Jul/18 a Jan/21	Guarantee from TIM Part. and receivables from TIM Celular	444,847	563,465	386.42
BNB	R$	10.00%	16/jan	Bank Guarantee and Guarantee from TIM Part.	-	931	11,966
Banco do Brasil (CCB)	R$	106,50% do CDI	Feb/15 a Dec/15	-	-	-	413,458
Banco BNP Paribas	USD	Libor 6M + 2,53%	Dec/17	Guarantee from TIM Part.	78,065	187,038	190,841
European Investment Bank (EIB)	USD	Libor 6M + 0,57% a 1,324%	Sept/16 a Feb/20	Bank Guarantee and Guarantee from TIM Part.	622,980	1,859,821	1,264,463
Bank of America (Res. 4131)	USD	Libor 3M + 1,35%	Sept/16	-	-	468,114	318,387
Bank of America (Res. 4131)	USD	Libor 3M + 2,00%	Sept/18	-	324,860	-	-
KFW	USD	Libor 6M + 1,35%	Apr/19	Guarantee from TIM Part.	182,046	304,924	266,509
J P Morgan (Res. 4131)	USD	1.73%	Sept/15	-	-	-	133,448
Cisco Capital	USD	1,80% a 2,50%	Sept/18 a Dec/20	-	294,138	469,931	239,998
KFW Finnvera	USD	Libor 6M + 0,75%	24/jan	Guarantee from TIM Part.	121,038	-	-
Total:					6,719,782	7,926,436	6,754,419
Current:					1,145,225	2,326,186	1,281,554
Non-Current:					5,574,557	5,600,250	5,472,865

The Parent Company TIM Participações does not have loans and financing as of December 31, 2016.

Credit Lines (R$ 000) Type	Currency	Opening date	Deadline	Total amount	Remaining amount	Amount used until 31 of December of 2016
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	998,338	1,637,262
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	963,713	1,672,687
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
KFW Finnvera (3)	USD	Dec/15	18/jun	150,000	102,000	45,000
Total:						3,899,517

Purpose:

(1) Finance investments in network and information technology for 2014, 2015 and 2016.
(2) Finance Innovation Projects of TIM for 2016, 2017 and 2018.
(3) Finance purchases of imported equipment and Nokia services for 2015, 2016 and 2017. The value of USD 45mln was equivalent to R$ 161,568 at the time of disbursement.

The foreign currency loan, contracted with Banco BNP Paribas, and financing of TIM Celular, contracted with BNDES, were obtained for the expansion of the mobile network and have restrictive clauses providing for compliance with certain calculated financial ratios semiannually. The Controlled Company TIM Celular has been met the defined financial ratios.

The PSI funding lines (Investment Support Program), contracted with BNDES, refer to specific programs of the institution and have lower interest rates than those provided for in ordinary transactions of BNDES. The corresponding balance on December 31, 2016 to adjust for the subsidy granted by BNDES for all lines of PSI, is approximately R$118 million, this amount being recorded in the group of "Deferred income" under "Government Grants" and the deferral is made according to the useful life of the asset being financed and recognized in income in "Other Grant Income."

The Controlled Company TIM Celular has swap transactions, in order to be protected from the real devaluation risk with respect to the US dollar in its loans and financing. However, it does not apply the "hedge accounting".

Loans and financing on December 31, 2016 due on long-term is in accordance with the following schedule:

Maturity	Consolidated (R$ 000)
2018	1,656,826
2019	1,600,638
2020	1,084,332
2021	764,139
2022	450,506
2023	9,020
2024	9,095
	5,574,557

On December 31, 2016, the Company had the obligation to meet every six months the following financial ratios, which act as restrictive covenants of the loans mentioned in item F.

a) Capitalization Index (PL/AT): equal to or greater than 0.35;

b) EBITDA/Net Financial Expenses: equal to or greater than 3.50;

c) Total Financial Debt/EBITDA: equal to or lower than 3.00;

d) Net Financial Debt in Short-Term/EBITDA: equal to or lower than 0.35;

e) Net Debt/EBITDA: equal to or lower than 2.50;

f) EBITDA/Net Financial Expenses: equal to or greater than 2.25;

g) EBITDA/Debt Service: equal to or greater than 1.30;

[1] Net Fin. Desp. considering only net financial income and expenses directly related to loans such as interest without loan, interest on capital, bank remuneration, interest without Fin. appl., Monetary adjustment and exchange variation without loan, Hedge.

The Company is comfortably meeting the defined financial ratios. In addition, there are also restrictive covenants which include:

i. Sale, purchase, merger, spin-off or any other act that matters or may import in changes in the Company's current corporate structure, except those within the same economic group; and

ii. Sales and exchanges of assets by the Company and its subsidiaries.

g. limits of contracted financing and percentage already used

TIM has a balance not used and/or released of about R$1,962 million related to the BNDES financing contract signed in December 2013.

Moreover, in December 2015 there was the hiring of two new financing lines; one with BNDES to finance innovation projects in the amount of R$64 million and another with KFW Finnvera, amounting to US$150 million. In April 2016, US$45 million was disbursed from this last line.

h. significant changes in each item of the financial statements

Our Consolidated Financial Statements

We prepared our consolidated financial statements in accordance with accounting practices used in Brazil and with IFRS, issued by IASB, and our financial statements in accordance with BR GAAP. The accounting practices used in Brazil comprise those included in the Brazilian corporate law, rules and regulations of the Brazilian Securities and Exchange Commission and the pronouncements, guidelines and interpretations issued by the CPC and approved by the Brazilian Securities and Exchange Commission and the CFC. We reviewed our financial statements to ensure that they represent the information related to the economic conditions of our business environment.

Description of Key Income Statement Lines

Gross revenue from services

It represents revenue from the provision of telecommunications services, among which are included in the subscription and usage services (voice revenues) and VAS (data revenue).

Gross Revenue of Products

It represents revenue from the sale of cell phones, accessories, among others.

Taxes and discounts on total revenue

It represents expenses incurred for taxes, fees, contributions and discounts on telecommunications services and sale of goods.

Net services revenue

It represents revenue from the provision of telecommunications services after deducted taxes and discounts.

Net Revenues of Products

It represents revenue from the sale of cell phones, accessories, and others, after deducted taxes and discounts.

Cost of Operation

It represents costs incurred in the maintenance, operation and other activities directly related with the production of service revenue and product sales, and the consumption of goods and/or services to produce and sell products and/or services, manage the company, finance its operations and perform other related activities.

EBITDA

Earnings before interest, taxes, depreciation and amortization represents the company's cash generation, which is the capacity of company to generate resources exclusively in its operating activities without taking into account the financial and tax effects.

Net Financial Income

It represents the balance between the remuneration of capital derived from financial operations and expenses incurred on the remuneration of loans and financing from third parties.

Income before taxes

It represents the Company's net income before provision of income tax and social contribution on net income for the period, calculated according to the accrual basis, as well as on the additions of temporary differences between accounting income and taxable income.

Net Income

It represents operating income net from financial income and expense, and income tax and social contribution. It is the calculation of revenue after costs and expenses of operation, depreciation and amortization, interest, taxes and other expenses.

The consolidated income statement for the year ended on December 31, 2016 compared to the consolidated income statement for the year ended on December 31, 2015

Description - R$ thousands	2016	Y/Y%	2015	Y/Y%	2014
Gross Revenues	22,745,590	-11.7%	25,771,500	-11.1%	29,004,503
Gross Revenues on Services	21,367,819	-7.6%	23,124,634	-5.7%	24,533,183
Gross Revenues on Mobile Services	20,188,962	-8.7%	22,121,450	-6.4%	23,632,023
Gross Revenues on Fixed Services	1,178,856	17.5%	1,003,185	11.3%	901,160
Gross Revenues Handset Sales	1,377,771	-47.9%	2,646,866	-40.8%	4,471,320
Discounts and Deductions on Gross Revenues	(7,128,176)	-17.4%	(8,629,235)	-9.2%	(9,506,338)
Taxes and discounts on Services	(6,647,565)	-14.1%	(7,737,407)	-5.7%	(8,208,176)
Taxes and discounts on Handset Sales	(480,611)	-46.1%	(891,828)	-31.3%	(1,298,162)
Net Revenues	15,617,413	-8.9%	17,142,265	-12.1%	19,498,165
Normalized Net Revenues	15,617,413	-8.9%	17,142,265	-12.1%	19,498,165
Net Revenues on Services	14,720,253	-4.3%	15,387,227	-5.7%	16,325,007
Net Revenues on Mobile Services	13,968,489	-5.1%	14,726,779	-6.5%	15,746,179
Usage and Monthly Fee	4,891,342	-12.6%	5,595,440	-9.0%	6,145,661
Value Added Services - VAS	6,250,402	13.0%	5,529,515	16.7%	4,738,754
Of Which Mobile Innovative Revenues	*5,641,850*	20.5%	*4,682,903*	35.0%	*3,469,933*
Long Distance	1,415,823	-22.0%	1,814,065	-13.5%	2,098,284
Interconnection	1,061,019	-30.3%	1,521,917	-39.9%	2,530,487
Others	349,903	31.6%	265,842	14.1%	232,991
Normalized Net Revenues on Services	14,720,253	-4.3%	15,387,227	-5.7%	16,325,007
Net Revenues on Fixed Services	751,765	13.8%	660,449	14.1%	578,828
Net Revenues on Products	897,160	-48.9%	1,755,038	-44.7%	3,173,159
Operating Expenses	(10,408,046)	-1.1%	(10,528,854)	-24.6%	(13,959,897)
Personnel Expenses	(1,005,296)	-3.7%	(1,043,852)	8.4%	(962,875)
Selling and Marketing Expenses	(3,597,101)	-3.9%	(3,742,720)	-6.2%	(3,990,778)
Network and Interconection	(3,773,782)	-1.3%	(3,823,481)	-11.4%	(4,317,732)
General and Administrative	(540,487)	-11.5%	(610,974)	-8.8%	(670,078)
Cost of Good Sold	(975,959)	-47.4%	(1,856,668)	-44.4%	(3,340,449)
Bad Debts	(266,442)	15.7%	(230,357)	-7.3%	(248,576)
Other Operational Revenues (Expenses)	(248,979)	-132.0%	779,198	-281.5%	(429,408)
Normalized Operating Expenses	(10,387,386)	-11.5%	(11,739,834)	-15.9%	(13,959,897)
EBITDA	5,209,367	-21.2%	6,613,411	19.4%	5,538,268
EBITDA Margin	33.4%	-5.2 p.p.	38.6%	10.2 p.p.	28.4%
Normalized EBITDA	5,230,027	-3.2%	5,402,431	-1.5%	5,485,060
EBITDA Margin (Normalized)	33.5%	2.0 p.p.	31.5%	3.4 p.p.	28.1%
Depreciation & Amortization	(3,785,172)	12.6%	(3,361,971)	10.1%	(3,052,579)
Depreciation	(2,084,041)	12.6%	(1,851,261)	10.7%	(1,672,857)
Amortization	(1,701,131)	12.6%	(1,510,710)	9.5%	(1,379,722)
EBIT	1,424,196	-56.2%	3,251,440	30.8%	2,485,689
EBIT Margin	9.1%	-9.8 p.p.	19.0%	6.2 p.p.	12.7%
Net Financial Results	(410,880)	64.1%	(250,406)	-14.5%	(292,772)
Financial Expenses	(1,156,485)	3.7%	(1,115,524)	11.9%	(997,294)
Net Exchange Variance	(4,845)	-301.0%	2,410	14.5%	2,104
Financial Income	750,450	-13.0%	862,708	22.8%	702,417
Income before Taxes	1,013,316	-66.2%	3,001,034	36.9%	2,192,917
Income Tax and Social Contribution	(262,889)	-71.3%	(915,591)	41.6%	(646,499)
Net Income	750,427	-64.0%	2,085,443	34.9%	1,546,418
Normalized Net Income	750,479	-39.8%	1,246,603	-19.4%	1,546,418

Gross Revenue

In 2016, the total gross revenue reached R$22,746 million, a decrease of 11.7% compared to 2015. Gross revenue from services fell 7.6% compared to the previous year, reaching R$21,368 million in 2016. Gross revenue from products totaled R$1,378 million, a decrease of 47.9%.

Net Service Revenue

Our net service revenue decreased R$667 million or -4.3%, from R$15,387 million in the year ended on December 31, 2015 to R$14,720 million in the year ended on December 31, 2016.

Mobile Services. Our mobile service account and other revenues fell R$758 million or -5.1%, from R$14,726 million in the year ended on December 31, 2015 to R$13,968 million in the year ended on December 31, 2016 due to an adverse macroeconomic environment, accelerated transition from voice to data and relevant impact of the cuts in interconnection rates.

Usage and Monthly fee. Our subscription account and use decreased 12.6%, recording R$4,891 million in the year ended on December 31, 2016, compared to R$5,595 million in the fiscal year ended on December 31, 2015. This decrease is explained primarily by the reduction in outgoing traffic and increased substitution by customers, from voice-related services to data-related services.

VAS - Value added services. Our VAS account registered a growth of 13.0% or R$721 million, from R$5,530 million in the year ended on December 31, 2015 to R$6,250 million in the year ended on December 31, 2016. This growth is mainly due to the strong increase in innovative revenue, 20.5%.

Long Distance. Our long distance account had significant decrease of 22.0% from R$1,814 million in the fiscal year ended on December 31, 2015 to R$1,416 million in the year ended on December 31, 2016. This result is explained by exposure that the long distance service has, in face of the change from voice-use to data-use in 2016 and the strong adoption of messaging applications. This process is accelerating the commoditization of long-distance services and impact their performance during the year.

Interconnection. Our interconnection account recorded a decrease of 30.3% from R$1,522 million in the fiscal year ended on December 31, 2015 to R$ 1,061 million in the fiscal year ended on December 31, 2016. This decrease can be explained by the combination of strong reduction in the price of VU-M and change the dynamics of the total voice traffic. The reduction of SMS use also had an impact on this line.

Fixed Services. Our fixed services account increased by 13.8%, from R$660 million in the fiscal year ended on December 31, 2015 to R$752 million in the fiscal year ended on December 31, 2016. The strong recovery of the fixed business is based on the attractiveness of ultra broadband and rewards the successful restructuring of corporate TIM portfolio.

Products Net Revenue

Net revenue from products totaled R$897 million, a decrease of 48.9% compared to 2015. This reduction is due to the challenging macroeconomic environment that affected the retail segment in Brazil as a whole.

Taxes and Discounts on Total Revenue

Our taxes and discounts on total revenue fell 17.4%, from R$8,629 million in the year ended on December 31, 2015 to R$7,128 million in the year ended on December 31, 2016. This decrease is primarily due to decrease in total revenue.

Costs and Expenses of Operation

Normalized costs and operating expenses (excluding towers sale effects and temporary costs of HR and G&A) decreased 11.5% in the year, reaching R$10,387 million in 2016.

Personnel Cost: The normalized personnel cost reached R$ 949 million in 2016, down 9.1% compared to the same period last year as a result of the stabilization program launched in the first quarter of readaptation of the workforce and the consequent reduction in the Company's number of employees.

Selling & Marketing expenses: Expenses with sales and marketing fell 3.9% to R$3,597 million in 2016, helped by strong efforts under the Efficiency Plan in advertising and commissioning lines.

Network and Interconnection: The Network & Interconnection costs fell by 1.3% Y/Y in 2016, strongly impacted by the reductions (i) of the VU-M rates, (ii) voice traffic/off-net SMS and (iii) costs of leased lines.

General and Administrative. The annual reduction of 12.9% in normalized General and Administrative (G&A) expenses is a result of significant savings on all items that make up this line and was mainly driven by a reduction in consulting services - a key area in the efforts of the Company's Efficiency plan.

Cost of Goods Sold. Cost of Goods Sold (COGS) was R$976 million, a sharp drop, 47.4% compared to the same period of 2015 due to the reduction in the number of devices sold and still very much impacted by the change in business strategy of devices and a more challenging macroeconomic environment.

Bad debt expenses. In 2016, the tougher macroeconomic environment and a higher focus on postpaid customers drove Bad Debt expenses up 15.7% YoY. Nevertheless, TIM is still being able to sustain a healthy level of Bad Debt as a percentage of Gross Revenues which stood at 1.2% in 2016 (vs. 0.9% in 2015).

In 2016, *Other Normalized Operating Expenses* fell 32.1% Y/Y (excluding the effects of the sale of towers in R$44 million, R$37 million in 2Q16 and R$7 million in 4Q16), totaling R$293 million.

EBITDA & Net Income

Normalized EBITDA (excluding the effects mentioned before) reached R$5,230 million, a decrease of 3.2% versus 2015, a significant improvement considering the negative performance at the beginning of the year.

Normalized Net Income (excluding the effects mentioned before) reached R$750 million versus R$1,247 million in 2015.

Main changes in the balance sheet accounts

Consolidated balance sheet on December 31, 2016 compared to the consolidated balance sheet on December 31, 2015

Description - R$ thousands	2016	V.A.	Y/Y%	2015	V.A.	Y/Y%	2014	V.A.
Assets	34,866,830		-2.6%	35,668,337		8.4%	32,438,182	
Current Assets	10,107,383	29.2%	-16.1%	12,040,248	33.8%	7.7%	11,180,861	34.4%
Cash and Cash Equivalents	5,128,186	50.7%	-15.9%	6,100,403	50.7%	16.6%	5,232,992	46.8%
Short-term Investments	479,963	4.7%	-19.9%	599,414	5.0%	-	-	0.0%
Accounts Receivable	2,919,177	28.9%	2.1%	2,858,089	23.7%	-19.2%	3,537,417	31.6%
Inventories	143,934	1.4%	1.6%	141,720	1.2%	-46.3%	264,033	2.4%
Indirect Recoverable Taxes	633,854	6.3%	-31.4%	924,624	7.7%	-28.2%	1,287,046	11.5%
Direct Recoverable Taxes	334,806	3.3%	1.5%	329,722	2.7%	-8.9%	362,114	3.2%
Prepaid Expenses	130,382	1.3%	-37.9%	210,096	1.7%	-21.1%	266,264	2.4%
Derivatives Contracts	82,454	0.8%	-86.5%	608,915	5.1%	1180.8%	47,541	0.4%
Leasing	2,818	0.0%	43.1%	1,969	0.0%	29.1%	1,525	0.0%
Other Assets	251,825	2.5%	-5.1%	265,334	2.2%	45.8%	182,018	1.6%
Non Current	24,643,232	70.8%	4.4%	23,618,141	66.1%	10.4%	21,308,241	65.6%
Non Current Assets	2,831,178	11.6%	-2.0%	2,888,801	12.2%	-6.8%	3,070,873	14.4%
Long-term Investments	-	0.0%	-	-	0.0%	-100.0%	41,149	1.3%
Accounts receivable	24,092	0.9%	-3.1%	24,861	0.9%	-16.8%	29,886	1.0%
Indirect recoverable Taxes	867,143	30.6%	6.0%	817,676	28.3%	42.3%	574,490	18.7%
Direct recoverable Taxes	200,399	7.1%	17.5%	170,520	5.9%	4.7%	162,869	5.3%
Deferred Income and Social Contribution Taxes	41,699	1.5%	187.0%	14,526	0.5%	-97.3%	537,096	17.5%
Judicial Deposits	1,294,125	45.7%	17.0%	1,106,041	38.3%	12.2%	986,017	32.1%
Prepaid expenses	54,374	1.9%	-1.6%	55,234	1.9%	-21.7%	70,587	2.3%
Derivatives Contracts	134,468	4.7%	-72.6%	490,699	17.0%	5.9%	463,157	15.1%
Leasing	201,944	7.1%	2.0%	197,966	6.9%	2.3%	193,511	6.3%
Other Assets	12,443	0.4%	2.7%	12,117	0.4%	1.6%	11,926	0.4%
Permanent Assets	21,717,108	88.6%	6.3%	20,826,640	87.7%	13.1%	18,237,668	85.6%
Investments	-	0.0%	-	-	0.0%	-	-	0.0%
Property, plant and equipment	11,084,530	51.0%	3.9%	10,667,347	51.7%	19.7%	8,914,929	48.9%
Intangibles	10,632,575	49.0%	6.8%	9,959,193	48.3%	6.8%	9,322,634	51.1%
Liabilities	34,866,830		-2.6%	35,668,337		8.4%	32,438,182	
Current Liabilities	7,281,666	21.0%	-20.8%	9,188,384	26.2%	-4.8%	9,638,324	29.7%
Loans and financing	1,145,225	15.7%	-50.8%	2,326,186	25.4%	81.5%	1,281,554	13.3%
Derivatives Contracts	36,163	0.5%	-67.0%	109,512	1.2%	63.3%	67,044	0.7%
Leasing	96,804	1.3%	190.3%	33,352	0.4%	969.8%	3,642	0.0%
Suppliers	3,461,081	47.5%	-7.3%	3,734,565	40.7%	-30.3%	5,356,736	55.6%
Salaries and Related Charges	212,279	2.9%	6.5%	199,373	2.2%	-4.4%	208,629	2.2%
Indirect taxes, Charges and Contributions	453,130	6.2%	-9.7%	501,763	5.5%	-22.3%	645,296	6.7%
Direct taxes, Charges and Contributions	363,727	5.0%	70.1%	213,880	2.3%	31.8%	162,311	1.7%
Dividends Payable	206,112	2.8%	-60.7%	524,779	5.7%	24.7%	421,002	4.4%
Authorizations Payable	486,494	6.7%	4.0%	467,687	5.1%	-5.2%	493,169	5.1%
Anticipated Revenues	812,340	11.2%	-22.1%	1,043,239	11.4%	-	-	0.0%
Others Liabilities	8,399	0.1%	15.2%	7,292	0.1%	-99.3%	1,000,343	10.4%
Non Assets	10,188,812	29.4%	8.8%	9,312,201	27.8%	24.2%	7,897,862	24.3%
Loans and financing	5,574,957	54.7%	-0.5%	5,600,250	57.1%	2.3%	5,472,385	69.3%
Derivatives Contracts	45,310	0.4%	-	-	0.0%	-	-	0.0%
Leasing	1,705,634	16.7%	8.0%	1,579,914	16.1%	384.6%	326,027	4.1%
Authorizations to Pay	900,138	8.8%	30.4%	690,285	7.0%	-21.5%	879,012	11.1%
Indirect taxes, Charges and Contributions	112	0.0%	9.2%	103	0.0%	9.6%	94	0.0%
Direct taxes, Charges and Contributions	258,840	2.5%	6.5%	243,151	2.5%	6.2%	229,027	2.9%
Deferred Income and Social Contributions taxes	108,358	1.1%	-10.2%	120,730	1.2%	-6.6%	129,205	1.6%
Provision for Contingencies	478,482	4.7%	15.1%	415,611	4.2%	2.2%	406,509	5.1%
Pension Plan	1,586	0.0%	24.4%	1,275	0.0%	97.7%	645	0.0%
Asset Retirement Obligations	21,726	0.2%	-31.3%	31,609	0.3%	-89.0%	286,275	3.6%
Anticipated Revenues	1,061,304	10.4%	-3.4%	1,098,639	11.2%	-	-	0.0%
Other Liabilities	30,965	0.3%	-0.1%	30,985	0.3%	-81.8%	168,196	2.1%
Shareholders' Equity	17,187,618	49.6%	2.7%	16,677,828	46.8%	10.8%	14,962,014	46.0%
Capital	9,866,298	57.4%	0.0%	9,866,298	59.5%	0.0%	9,866,298	66.0%
Capital Reserves	1,564,149	9.1%	8.5%	1,442,097	8.7%	7.3%	1,344,470	9.0%
Special Reserves	-	0.0%	-	-	0.0%	-	-	0.0%
Income Reserves	5,760,435	33.5%	2.4%	5,628,018	34.0%	36.8%	4,114,635	27.5%
Accumulated losses	-	0.0%	-	(395,722)	-2.1%	-3.9%	(370,020)	-2.5%
Stocks in Treasury	(3,369)	0.0%	0.0%	(3,369)	0.0%	0.0%	(3,369)	0.0%
Net Income for the period	-	0.0%	-	-	0.0%	-	-	0.0%

Current Assets

The current assets closed at R$10,107 million on December 31, 2016, R$12,040 million on December 31, 2015 and R$11,181 million on December 31, 2014. This represents a decrease of 16.1% or R$1,933 million in 2016 and an increase of 7.7%, or R$859 million in 2015. As a percentage of total assets, current assets represent 29.2% on December 31, 2016, 33.9% on December 31, 2015 and 34.4% on December 31, 2014.

The main changes in current assets refer to transactions with derivatives and cash.

Non-current assets

The non-current assets closed at R$24,548 million on December 31, 2016, R$23,516 million on December 31, 2015 and R$21,308 million on December 31, 2014, representing an increase of 4.4% or R$1,032 million in 2016 and 10.4% or R$2,208 million in 2015. As a percentage of total assets, non-current assets increased to 70.8% on December 31, 2016 compared to a percentage of 66.1% on December 31, 2015 and 65.6% on December 31, 2014.

Current liabilities

Current liabilities closed at R$7,281 million on December 31, 2016, compared to R$9,167 million on December 31, 2015 and R$9,639 million on December 31, 2014. This represents a reduction of 20.6% or R$1,885 in 2016, compared to a decline of 4.9 %% or R$472 million in 2015. As a percentage of total liabilities and shareholders' equity, current liabilities increased to 21.0% on December 31, 2016 compared to a percentage of 25.8% on December 31, 2015 and 29.7% on December 31 2014.

Changes in current liabilities in the period relate to the sharp reduction in the line of loans and financing and other liabilities.

Non-current liabilities

Non-current liabilities closed at R$10,187 million on December 31, 2016, compared to a balance of R$9,812 million on 31 December 2015 and R$7,898 million on December 31, 2014. This represents an increase of 3.8% or R$374 million, an increase of 24.4% or R$1,914 million in 2015. As a percentage of total liabilities and shareholders' equity, non-current liabilities represented 29.4% on December 31, 2016, 27.6% on December 31, 2015 and 24.3% on December 31, 2014. The main impact on the group accounts can be checked in leasing account, from the lease (leaseback) of sold towers.

Equity

The equity closed at R$17,187 million on December 31, 2016 compared to a balance of R$16,577 million on December 31, 2015 and R$14,952 million on December 31, 2014, representing an increase of R$610 million in the fiscal year 2016 and R$1,625 million in the fiscal year 2015. This increase relates primarily to the increase in the balance of the appropriated retained earnings account due to the positive results of the Company.

Fiscal years ended on December 31, 2016 and December 31, 2015

<u>Consolidated cash flow on December 31, 2016 compared to the consolidated cash flow on December 31, 2015</u>

Description	2016	Y/Y	2015	Y/Y	2014
Operations (R$ thousand)					
Income before income (IR) and social contribution (CSSL) taxes	1,013,316	-66.2%	3,001,033	36.3%	2,201,898
Adjustments to reconcile income with net cash from operations:					
Depreciation and amortization	3,785,172	12.6%	3,361,971	10.1%	3,052,579
Equity pick-up	-	n.a	-	n.a	-
Earnings from sale of property and equipment (leaseback)	(44,036)	-96.4%	(1,210,980)	n.a	-
Residual value of property and equipment, and intangible assets written-off	19,528	66.8%	11,704	-25.3%	15,659
Interest from obligations arising from asset retirement obligation	1,146	-71.1%	3,961	-50.0%	7,915
Provision for administrative and legal proceedings	375,242	4.2%	359,973	36.2%	264,338
Monetary adjustment on administrative and court deposits and proceedings	41,010	42.1%	28,857	n.a	(6,211)
Monetary adjustment on dividends	-	n.a	-	n.a	10,957
Interest, and monetary and foreign exchange variations on loans and other financial adjustments	625,865	-15.9%	743,992	1.1%	735,859
Lease interest payable	246,280	69.5%	145,274	230.9%	43,904
Lease interest receivable	(25,756)	7.1%	(24,045)	-25.1%	(32,085)
Losses on doubtful accounts	266,442	15.7%	230,357	-7.3%	248,576
Stock options	3,802	-15.6%	4,504	-20.8%	5,687
	6,308,011	-5.2%	6,656,601	1.6%	6,549,076
Decrease (increase) in operating assets					
Trade accounts receivable	(291,825)	n.a	535,736	n.a	(204,173)
Taxes and contributions recoverable	206,143	31.1%	157,232	n.a	(375,245)
Inventories	(2,214)	n.a	122,313	273.0%	32,796
Prepaid expenses	80,524	12.5%	71,561	n.a	(33,591)
Dividends received	-	n.a	-	n.a	-
Court deposits	(128,256)	81.9%	(70,491)	-69.7%	(232,952)
Other assets	26,064	n.a	(75,204)	126.0%	(33,279)
Increase (decrease) in operating liabilities					
Labor obligations	12,906	n.a	(9,256)	-124.3%	38,074
Suppliers	(296,014)	-83.6%	(1,808,097)	n.a	19,521
Tax, charges and contributions	(214,353)	-56.6%	(493,936)	118.7%	(225,866)
Authorizations payable	199,163	n.a	(247,806)	n.a	1,294,640
Payment of legal and administrative proceedings	(413,209)	-3.7%	(429,261)	67.4%	(256,497)
Deferred revenues	(337,806)	n.a	11,552	n.a	(18,703)
Other liabilities	(156,886)	9.9%	(142,760)	26.6%	(112,783)
Net cash from operations	4,992,248	16.7%	4,278,184	-33.6%	6,441,018

Investment activities					
Financial assets at fair value	119,461	n.a	(558,264)	4377.6%	(12,468)
Cash from property and equipment sales	133,708	-94.6%	2,498,421	n.a	-
Additions to property and equipment, and intangible assets	(4,502,397)	-5.5%	(4,764,239)	-30.2%	(6,829,436)
Obligations arising from the demobilization of assets	-	n.a	-	n.a	(21,453)
Net cash from (used in) investment activities	(4,249,228)	50.5%	(2,824,082)	-58.9%	(6,863,357)
Financing activities					
New loans	1,304,492	3.3%	1,262,351	-45.2%	2,302,891
Repayment of loans	(2,685,938)	56.9%	(1,711,497)	73.9%	(984,342)
Payment and receipt of financial lease	(178,818)	117.8%	(82,092)	366.8%	(17,586)
Derivatives transactions	305,336	0.1%	304,994	n.a	(123,375)
Dividends paid	(460,309)	27.7%	(360,447)	-56.9%	(835,898)
Capital increase - issuance of shares	-	n.a	-	n.a	26,199
Net Cash from (used in) financing activities	(1,715,237)	192.4%	(586,691)	n.a	367,689
Increase (decrease) in cash and cash equivalents	(972,217)	n.a	867,411	n.a	(54,650)
Cash and cash equivalents at the beginning of the year	6,100,403	16.6%	5,232,992	-1.0%	5,287,642
Cash and cash equivalents at the end of the year	5,128,186	-15.9%	6,100,403	16.6%	5,232,992

Operating activities

Net cash provided by operating activities was R$4,992 million for the year ended on December 31, 2016 compared to R$4,278 million for the year ended on December 31, 2015. This represents an increase in generation of cash of 16.7% or R$714 million.

The cash generated from our revenues is mainly applied in our main line of business. Cash generation finances the acquisition of Capex, according to item "Investment Activities" below. Additionally, the cash is used to purchase the inventory, payment of employees, payment of fees and taxes, amortization of financing and profit distribution.

Investing activities

Net cash used in investing activities was R$4,249 million for the year ended on December 31, 2016, compared to R$2,824 million for the year ended on December 31, 2015, an increase of 50.5%.

Financing activities

Net cash provided by financing activities was negative, closing with R$1,715 million for the year ended on December 31, 2016.

10.2. Directors should comment on:

a. results of the issuer's operations, especially:

i. description of any important components of revenue

The Company generates its revenues in local currency from the use of telecommunications services with mobile, fixed, ultra-broadband and value-added services, which also include the transmission of data. Another component of the revenue is the use of network or interconnection revenue, from the amount charged to other operators for terminating traffic on our network. The devices revenues also include the group of revenues from the sale of mobile devices and accessories.

Throughout 2016, the short-term pressures stemming from the decline in voice revenues, SMS and interconnection, plus the challenging macroeconomic conditions, made total service revenues to be reduced by 7.6% in the year. However, the recovery path has evolved, as a result of reducing pressure on traditional services and devices revenues, while VAS revenue maintained its solid performance. This dynamic is evidenced by the positive quarterly performance from the second half of the year.

Below is the table with the breakdown of key revenue lines for the periods for 2016, 2015 and 2014.

Description - R$thousand	2016	Y/Y%	2015	Y/Y%	2014
Gross Revenues	22,745,590	-11.7%	25,771,500	-11.1%	29,004,503
Gross Revenues on Services	21,367,819	-7.6%	23,124,634	-5.7%	24,533,183
Gross Revenues on Mobile Services	20,188,962	-8.7%	22,121,450	-6.4%	23,632,023
Gross Revenues on Fixed Services	1,178,856	17.5%	1,003,185	11.3%	901,160
Gross Revenues Handset Sales	1,377,771	-47.9%	2,646,866	-40.8%	4,471,320
Discounts and Deductions on Gross Revenues	(7,128,176)	-17.4%	(8,629,235)	-9.2%	(9,506,338)
Taxes and discounts on Services	(6,647,565)	-14.1%	(7,737,407)	-5.7%	(8,208,176)
Taxes and discounts on Handset Sales	(480,611)	-46.1%	(891,828)	-31.3%	(1,298,162)
Net Revenues	15,617,413	-8.9%	17,142,265	-12.1%	19,498,165
Normalized Net Revenues	15,617,413	-8.9%	17,142,265	-12.1%	19,498,165
Net Revenues on Services	14,720,253	-4.3%	15,387,227	-5.7%	16,325,007
Net Revenues on Mobile Services	13,968,489	-5.1%	14,726,779	-6.5%	15,746,179
Usage and Monthly Fee	4,891,342	-12.6%	5,595,440	-9.0%	6,145,661
Value Added Services - VAS	6,250,402	13.0%	5,529,515	16.7%	4,738,754
Of Which Mobile Innovative Revenues	*5,641,850*	*20.5%*	*4,682,903*	*35.0%*	*3,469,933*
Long Distance	1,415,823	-22.0%	1,814,065	-13.5%	2,098,284
Interconnection	1,061,019	-30.3%	1,521,917	-39.9%	2,530,487
Others	349,903	31.6%	265,842	14.1%	232,991
Normalized Net Revenues on Services	14,720,253	-4.3%	15,387,227	-5.7%	16,325,007
Net Revenues on Fixed Services	751,765	13.8%	660,449	14.1%	578,828
Net Revenues on Products	897,160	-48.9%	1,755,038	-44.7%	3,173,159

ii. factors that materially affected the operating results

Economic environment

In 2014, the US economy showed an expansion in growth, with GDP growing 2.4% in the year, which culminated in the closing of the securities purchase program, released post-crisis, by FED. In Brazil, 2014 was marked by the World Cup and the presidential elections, which were the fiercest in recent years. In the economic sphere the year was challenging with GDP growing 0.1% and inflation reaching 6.41%, influenced mainly by energy costs, strongly affected by the water crisis that hit the country. The Federal Government maintained a series of measures to curb the rise of dollar, which rose 13.0% in the year, driven mainly by the end of the FED stimulus program and the rise of fear in the basic interest rate in the United States. The trade balance ended 2014 with an accumulated deficit of U$3.93 billion, which can be explained by three main factors: i) overall drop in commodity prices, especially iron ore; ii) general economic crisis in Argentina, one of the main importers of Brazilian products; iii) High fuel imports that despite being reduced compared to the previous year still accounted for a good share of imports.

In 2015, the economy of the United States presented steady growth pace compared to the previous year, expanding 2.4%. The growth was driven by expansion in consumer spending, fixed residential spending and spending on state and local governments. Against the slowdown in exports, increased imports and the drop in federal spending slowed economic expansion.

For Brazil, in 2015 the macroeconomic scenario was quite difficult, when the political instability, GDP contraction, acceleration of inflation, fall of credit notes and the slowdown of the world economy worsened the situation of the country. The interest increase policy in the United States, the slowdown of the Chinese and European economies and the reduction in oil prices and other commodities led the country to a contraction of 3.8% and an increase in the average unemployment rate to 8.5 % in the year. The inflation ended the year at 10.67%, above the target ceiling of 6.5%, although the Central Bank (BCB) has implemented successive increases in the basic interest rate (SELIC), which in 2015 went from 11.75% to 14.25% at the end of the year.

Regarding the issue of the exchange rate, Brazil is still trying to hold the appreciation of the dollar, which rose 47% against the Brazilian real in 2015, even with the maintenance by the Central Bank of currency sales in the market with swap contracts. On the other hand, despite the 14% reduction in exports, the slowdown of the Brazilian economy contributed to further reduce imports, resulting in a trade balance with an accumulated surplus of U$19.7 billion.

2016 began in the midst of many political and economic uncertainties. On the international scene, two issues marked the year, the UK leaving the European Union and, later, the victory of the Republican Donald Trump in the presidential elections of the United States. In the first case, as a result of the "Brexit", sterling hit its lowest level in over 30 years and in the second case, stock exchanges in Europe, Asia and Brazil extremely fell down in the face of possible uncertainties in US policy. Domestically, the President at time Dilma Roussef had her mandate revoked due to the practices of so-called "pedalada fiscal" (accounting trickery in order to disguise the true size of the budget deficit) and her Vice-President, current President, Michel Temer took on a slow economy and recession. Industries followed with low level of use and the average unemployment rate reached the highest level in the last 5 years, reaching 11.5%. The country's GDP showed the second consecutive decline, contracting by 3.6%, driven by agriculture, industry and services falls. In contrast, inflation has evolved favorably in the period and ended the year below the target ceiling, accumulated in 6.29%. Marked also by polemics actions, such as the Proposed Amendment to the Constitution (PEC) and the proposed pension reform, Brazil also ended 2016 with an

appreciation of 16.5% of the real against the dollar, quoted at R$ 3.2591 and U$47.7 billion in trade surplus, the largest ever recorded in the historical series. It is also noteworthy the basic interest rate (SELIC), which started a downward trend in order to boost the Brazilian economy, ending the year at 13.75%.

Telecommunications sector

In 2014, the Brazilian telecommunications industry has shown its resilience. Even in the face of a difficult economic environment, the sector grew by 3.6%, reaching 280.7 million accesses, totaling 9.6 million new lines. The penetration rate reached 138.0%, according to ANATEL.

In 2015, the Brazilian telecommunications sector was affected by the adverse macroeconomic scenario and decreased by 8.2% in the mobile market, closing the year with 257.8 million accesses. The pre-paid mode decreased by 13.3%, reaching the order of 184 million accesses, in contrast, the postpaid mode increased 8.0%, reaching 73 million accesses. The penetration rate reached 125.7%, according to ANATEL.

The reduction in acceleration based reflects the replacement of the voice usage data and messaging applications, thereby leading to an initiation of a marked decline in the use of multiple chips and reducing the community effect. This dynamic was maintained in 2016, when the Brazilian telecommunications sector ended the year with 244 million accesses, 5.3% decrease over the previous year and 118.0% penetration rate, according to ANATEL.

Particularities of Telecommunication Sector

Mobile telephony in Brazil is characterized by being a private sector where prices and tariffs are regulated by the market. ANATEL acts as the agency that regulates all telecommunications sectors in Brazil with the mission to "promote the development of telecommunications in the country to give it a modern and efficient telecommunications infrastructure, capable of offering appropriate services to society, diversified and fair prices, nationwide"

In the area of competition, the Brazilian mobile telephony sector is presented as one of the most competitive in the world, being one of the few to have four main competitors with national presence and market share from from 17% to 30%. The strong competition in the market and the high level of taxes on the telecommunications industry imply strong pressure on margins.

The need for intensive capital is also a major feature of the telecommunications sector. In order to support the increase in network traffic over the years and the advent of new technology, investment levels to ensure high level and quality of services provided are necessary.

Operating Performance

Customer Base

Following trend started in 2015, 2016 was marked by basic cleanup actions by operators due to the consolidation effect of multiple SIM-card.

TIM's subscriber base reached 63.4 million lines at the end of 2016 with negative net additions of 2.8 million lines (against -9.5 million in 2015) mainly due to strong disconnections in the prepaid segment. Total gross additions fell to 31.5 million in the year against 34.2 million in 2015, while the disconnections decreased to 34.3 million lines (compared to 43.7 million in 2015). Consequently, the disconnection rate

fell to 52.4% in 2016, against 59.1% in 2015.

The base of customers with postpaid amounted to 14.9 million users at the end of 2016, a 9.6% increase in the year. Post-paid net additions totaled 1.3 million lines in 2016, an increase of 21% compared with 1.1 million added in 2015. These results confirm that the Company is applying the right strategy to recover their fair share in the segment and also confirms the good results achieved in the control plans.

The road to recovery in the post-paid segment is also being supported by the advancement of Mobile Number Portability (MNP).

In 2016, TIM reached positive results in MNP postpaid every month of the year. Since the introduction of the new portfolio in November 2015, the Company has presented positive MNP numbers in the postpaid segment, reversing years of negative performance.

In the prepaid segment, TIM slowed-off in 2016, but still followed a strict policy of keeping its clean base. By the end of the year, pre-paid base reached 48.5 million lines, down 7.8% on year, disconnecting 4.1 million lines in 2016 (against 10.6 million in 2015).

Network & Quality

Investment of the Company prioritize projects for (i) expansion of the optical fiber network, (ii) optimizing the use of network, with adjustments to improve signal quality on the current coverage areas, (iii) mapping of the major causes of network interruptions and failures, as well as the necessary measures to prevent these events, ensuring the quality of calls and data connection, for greater user access capability. As a provider of an essential service to the socioeconomic development of the country, TIM really believes that the promotion of universal access to telecommunications services is contributing to the development of the country's infrastructure. The Company reaffirms its investment commitment for 2017 and the relentless pursuit of more and better services, striving to meet all needs of all its customers.

The infrastructure of TIM now has a national scope, covering approximately 95% of the Brazilian urban population, with presence in more than 3,460 cities. TIM also has extensive data coverage throughout the country, using the most advanced 3G and 4G technologies available for 89% and 74% of urban population, respectively.

Of the total R$4.5 billion in investments in 2016, R$2.9 billion and R$889 million were invested only in network and information technology, respectively, to expand the coverage and capacity, with the growth of voice and data traffic.

TIM will continue to invest to provide a high performance mobile broadband, which enables the network for high-quality data transmission services through 3G use with High Speed Packet Access (HSPA+), allowing reach up to 21 Mbps per carrier, and enable Dual carrier (DC) feature, totaling up to 42 Mbps per antenna. These investments also include activation of sites with Long Term Evolution (LTE - 4G), improving backhaul antennas through expansion of Fiber to The Site (FTTS) network, installation of microwave radios and use of a new content management model (Cache infrastructure), reducing latency and improving the customer experience.

2016 ends with the delivery of major infrastructure projects for the benefit of users. Improvements in data transmission allow a differentiated navigation performance for mobile broadband users through websites linked to fiber optic and high-capacity microwave, modernization of radio access and implementation of new features in the network core.

In 2016, TIM increased by 51% the volume of eNodeB equipment installations (network element for implementing LTE) and also continuously increased the number of sites connected by fiber optic and microwave, an increase of 9% compared with the end of 2015, providing an increase in data transmission capacity.

It is important to note that since the beginning of 2016, TIM took the lead in 4G coverage, with 1,255 cities and more than 130 million inhabitants as of December 31, 2016, which can now count on the LTE technology.

The Company maintained the internal program started in 2009 to monitor the quality of the network, based on sampling measurements on the streets of major metropolitan areas of the country. The program monitors the performance of TIM's network and also of other mobile operators and is used to make fine adjustments, improving network quality.

MOU (monthly average of minutes per user)

The change in users' consumption profile accelerates the migration from voice to data usage and this trend is likely to continue as TIM introduces deals with larger packages (voice + data). MOU (minutes of use) reached 117 minutes for the fiscal year 2016, representing a slight decrease compared with 119 minutes in 2015.

b. variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The Company's revenue is primarily composed of local currency and is therefore not affected by possible exchange rate changes. The same is directly impacted by changes in its customer base, changes in the volume of use and changes in rates charged on new function tariff plan, product launch or introduce promotions. The Company may adjust the prices of their tariff to the public since they met the price limit approved by ANATEL, the maximum value is subject to an annual adjustment as the behavior of inflation. In many cases, despite the ANATEL allow adjustments, the strong competition in the sector is resulting in reductions of tariffs.

The Net Revenues totaled R$15,617 million in 2016 or -8.9% Y/Y, confirming the recovery trend of -12.1% in 2015. The rapid reduction of voice services, the difficult macroeconomic conditions and also the impact of the cuts in the mobile termination rate (VU-M) are the main causes of the negative performance in revenues. However, during 2016, the road to recovery has been opened, from -15.3% in 1Q16 to -1.7% Y/Y in 4Q16, as a result of less pressure for traditional services and devices revenues, while VAS revenue maintained its solid growth.

The Value Added Services Revenues (VAS) grew 13.0% Y/Y in 2016, maintaining the solid pace and representing 44.7% of the MSR. Innovative Revenues (connectivity services + content & other VAS) grew 20.5% Y/Y in 2016 and continue to be the main vector of improving revenue. The company expects this revenue line re-accelerate in the coming quarters as combined offers (voice + data) increase its penetration in the customer base. With the expansion of customer data franchise, the BOU (bytes of use) grew 38.2% in 2016 compared to 2015 due to the Company's effort to bring customers to the 4G technology and increasing penetration of smartphones to promote innovative revenue growth.

Fixed Services Net Revenue grew 13.8% Y/Y. The result of the year confirms the resilience of fixed

operations of TIM. Despite a difficult macroeconomic environment, the fixed services of TIM Corporation Solutions remained in a good way, with TIM Live having another solid year, accelerating revenue growth compared to 2015.

Net Revenue from Products fell 48.9% Y/Y reflecting the reduction in volume of devices. Despite all macroeconomic difficulties and exchange rate volatility, the penetration of smartphones continued to increase and reached 72.3% (against 67.6% in 2015) of the total base in Nov/2016. The expected recovery of the Brazilian economy can create a positive effect on device business in 2017.

c. impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer, where relevant

Inflation: Possible increases in the inflation rate can result in higher costs for the Company and consequently reduced margins. In case of strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing interest rates, reducing and increasing the supply of credit and, consequently, affecting our consumers of telecommunications services.

Interest rates: The financial expenses of the Company are affected by fluctuations in interest rates, such as TJLP (Long-Term Interest Rate) used by BNDES and CDI (Interbank Depositary Certificate). The Company maintains its financial resources mainly applied in the Interbank Deposit Certificate (CDI), which substantially reduces this risk. In 2014, the Company had available cash in the amount of R$5,233 million and a gross debt of R$6,507 million with a current portion of R$1,352 million and debt levels in relation to EBITDA of 0.23x.

In 2015, the Company had available cash in the amount of R$6,700 million and a gross debt of R$8,432 million, with a current portion of R$2,474 million and debt levels in relation to EBITDA of 0.32x.

In 2016, the Company had available cash in the amount of R$5,608 million and a gross debt of R$8,329 million, with a current portion of R$1,193 million and a net debt level relative to EBITDA of 0.52x.

Exchange: The exchange exposure of the debt remained at constant level in 2014 and 2015, 35% and in 2016, it significantly reduced to 19%. The Company, in order to protect itself from any currency fluctuations, maintains its hedging policy for 100% of its exposure through currency swap contracts.

For commercial contracts exposed to variation of the dollar, the Company decided in 2015 to purchase shares of a non-exclusive exchange fund. This exchange fund has daily liquidity and objective partial reduction of foreign exchange risk on the payment of suppliers in foreign currency. The hedge accounting was applied in only one of these contracts, which are the characteristics that have encompassed the rules of IFRS.

10.3. Directors should comment on the material effects that the events below have caused or are expected to cause to the issuer's financial statements and its results:

a. introduction or disposal of operating segment

There was no introduction or disposal of operating segment in 2016.

b. constitution, acquisition or disposal of equity interest

There was no constitution, acquisition or disposal of equity interest in 2016.

c. unusual events or operations

In 2016, TIM held two additional closings provided for in the Towers Sale Agreement signed in November 2014 with American Tower do Brasil (ATC), which comprised total sales of 6,481 towers for approximately R$3 billion in cash.

- First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received approximately R$1.9 billion.
- Second closing: On September 30, 2015, TIM transferred 1,125 towers to ATC and received approximately R$517 million.
- Third closing: On September 16, 2015, TIM transferred 182 towers to ATC and received approximately R$84 million.
- Fourth closing: On June 9, 2016, TIM transferred 270 towers to ATC and received approximately R$109 million.
- Fifth closing: On December 20, 2016, TIM transferred 66 towers to ATC and received approximately R$27 million.

Total 5,819 towers by the total amount of R$2,637 million.

The leasing master agreement defines the sale and lease (leaseback) of the towers transferred for a period of 20 years. According to IAS17, this transaction should be accounted for as (1) sale and (2) lease (leaseback) and after their demands, the leaseback is recorded as finance leases.

Below is the reconciliation of effects on the Financial Statements and the related notes with more information about the five closings:

Financial Statements' notes	Purchase price	2015	2016
Note 16	Cash In	2,498,421	136,299
Note 14	Net book value and transaction costs of the transferred towers	-487,795	-34,605
	(1) Gain related to sold components		
Note 30	Part of purchase price allocated to sold component	1,253,618	43,464
	Net book value and other costs	-247,572	-11,658
Note 25	Write down Asset Restoration Obligation (ARO)	204,934	12,230
Note 1 and 30	Gain on sold component	1,210,980	44,036
	Tax	-372,140	-12,565
	Gain on sold component net of tax	**838,840**	**31,471**
	(2) Gain related to leaseback component		
Note 30	Part of purchase price related to leaseback component	-1,244,803	-92,835
	Net book value and other costs	242,411	21,979
Note 25 and 30	Deferred gain	-1,002,393	-70,856
Note 16	Financial Leasing on Liabilities	-1,244,803	-92,835
Note 14	**Tangible asset**	-1,244,803	-54,242
	NFP Effect	1,253,618	43,464

*Values in R$ thousand

10.4. Directors should comment on:

a. significant changes in accounting practices

In 2016, the Company had no significant changes in accounting practices.

From 2015, the Company started to present the income tax balances and net deferred social contribution by the contributor entity. To maintain consistency in the comparability of financial information, the comparative consolidated financial statement of December 31, 2014 are also presented by the net amount, representing a reduction of R$351,967 in the comparative figures of "Income tax and social contribution tax" in non-current assets and non-current liabilities. Although the adjustment can be considered a correction of a procedure, Management believes that it is immaterial for purposes of prior years.

b. significant effects of changes in accounting practices

Management believes there are no significant effects of changes in accounting practices.

c. exceptions and emphases present in the auditor's report

Exceptions

The Directors of the Company state there are no reservations in the reports of the independent auditors on the financial statements for the years ended on December 31, 2016, 2015 and 2014.

Emphases

For the year ended on December 31, 2016, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2015, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2014, there is no emphasis in the report of the independent auditors, the fact that the accounting practices used in Brazil applicable to the individual financial statements from 2014, do not differ from IFRS applicable to financial statements separated since the IFRS passed to allow the application of the equity method in parent companies in separate financial statements, they are also in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Due to the rotation of independent auditors, the individual and consolidated financial statements of TIM Participações S.A. for the fiscal year ended on December 31, 2014, were audited by other independent auditors, PricewaterhouseCoopers, in which they issued audit report dated February 12, 2015, without exceptions.

10.5. Directors should indicate and comment on critical accounting policies used by the issuer, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing the recovery of assets and financial instruments

Critical Accounting Policies

The critical accounting policies are those significant to the presentation of our financial condition and results of operations and require more subjective and complex judgments by management, often demanding that the board deems the effect of uncertain nature factors. As the increase of the number of variables and assumptions affecting the possible future resolution of the uncertainties, these decisions become more complex. We base our estimates and assumptions on historical experience, industry trends and other factors considered reasonable in the circumstances. Actual results may differ from these estimates, and different assumptions or future estimates may change the financial results shown. In order to facilitate the understanding of how the Company's management estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below.

We describe our significant accounting policies, including those discussed below in the management notes of our consolidated financial statements.

(a) Loss due to reduction to the recoverable amount (impairment) of non-financial assets

A loss due to reduction to the recoverable value exists when the book value of an asset or cash-generating unit exceeds its recoverable value, which is the higher value between the fair value less costs to sell and the value in use. The calculation of fair value less selling costs is based on information available to sale transactions of similar assets or market prices less incidental costs to dispose of the asset. The calculation of value in use is based on discounted cash flow model. The cash flows are derived from the Company's business plan. Because it is a continuous business, from the fifth year of projection was estimated perpetuity nominal growth of cash flows (note 15).

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company, and the need for impairment adjustments was not identified as of December 31, 2016.

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in

order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carryforward and of temporary differences takes into account estimates of taxable income.

(c) *Provision for legal and administrative proceedings*

Legal and administrative proceedings are analyzed by the Company's Management and internal and external legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management's judgment.

(d) *Fair value of derivatives and other financial instruments*

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market (note 39).

(e) *Unbilled Traffic Revenue - "unbilled revenues"*

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

(f) Sale and leaseback

The sale and leaseback transaction is that where the Group sells an asset and immediately requires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends on the substance of this transaction (by applying the principles of lease classification).

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss on the sale is immediately recognized in the income statement.

At the beginning of lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet by amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease contract or loan. As mentioned in note 1.b, discount rates applied by Management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

10.6. Directors should describe the relevant items not included in the financial statements of the issuer, including:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

- **i. operating leases, assets and liabilities**
- **ii. receivables portfolio written off over which the entity maintains risks and responsibilities, indicating their liabilities**
- **iii. contracts for future purchase and sale of products or services**
- **iv. unfinished construction contracts**
- **v. contracts for future receipt of financing**

There are no commitments of material value that have not been indicated in the financial statements.

b. other items not shown in the financial statements

Not applicable, since the Company has no other material items of other types that are not recorded in the balance sheet.

10.7. With respect to the items not included in the financial statements indicated in item 10.6, directors should comment on:

a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

Not applicable.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.8. Directors should indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a. Investments, including:

I. quantitative and qualitative description of investments in progress and planned investments

In 2016, 85% of total Capex was dedicated to infrastructure, focused on 3G and 4G networks, in order to provide better quality of service and efficiency in network costs. In this regard, the Company invested more than R$4.5 billion, which made it possible to overcome the infrastructure growth objectives for the year, reaching the solid mark of 1,255 cities covered with 4G, or 74% of the country's urban population, which is the leadership in 4G coverage in Brazil.

The evolution of the network is still going through investments that are stratified in access network, last mile, backhauling radio and optical fiber and backbone, in addition to ultra fixed residential broadband service in São Paulo and Rio de Janeiro (TIM Live). These projects aim to expand the capacity and coverage of TIM's infrastructure, ensuring high levels of quality and supporting business strategies.

Concerning the development of the business, among other projects, we highlight the information technology projects to upgrade and develop the systems and technological platforms of TIM. The projects in question aim at operational improvements, management, and especially the development of new and innovative products that are the hallmark of the Company.

ii. Investment funding sources

In December 2013, TIM signed a line of credit to finance their investments with BNDES. The new contract, amounting to R$5,700 million has a very attractive cost and covers the Company's CAPEX investments in the triennium 2014-2016. Among the terms of the contract, one of which provides that one can only purchase through this financing, domestic suppliers equipment; which reinforces the Company's commitment to the growth of the country's industry.

In 2014, the Company disbursed R$1,761 million of this line, in 2015, R$1,172 million and in 2016, R$804 million. Thus, it is still available for withdrawal until June 2017 a total of R$1,962 million.

iii. relevant divestments in progress and expected divestitures

There were no significant divestments in 2016.

b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

In December 2015, ANATEL auctioned the remains of radio frequencies in the following bands: 1,800 MHz, 1,900 MHz and 2,500 MHz. TIM, at the time, could only participate in lots of 2,500 MHz band, which had originally been auctioned in 2012, and for which we have proposed price offers in some lots. We were classified as Proponent with the best proposal for the acquisition of the lots of Recife and metropolitan area in the state of Pernambuco, and Curitiba and metropolitan area in the state of Paraná, the price offered was R$ 32 million and R$ 24.5 million, respectively, totaling R$ 56.5 million. The result was approved by ANATEL on June 1, 2016 and the Terms of the Authorization were signed on July 26, 2016.

c. New products and services, including:

i. description of ongoing research already disclosed

ii. total amounts spent by the issuer in research to develop new products or services

iii. projects under development already disclosed

iv. total amounts spent by the issuer in development of new products or services

Not applicable, once that the Company do not have research in progress already disclosed.

10.9. Comment about other factors that influenced in relevant way the operating performance and that have not been identified or commented in all other items in this section

The Company presents below its comments about the operating costs and expenses reported in Note 29 of the 2016 Financial Statements:

Consolidated (R$ thousand)								
	2018				2016			
Description	Costs of good sold (1)	Selling expenses (2)	General administrative expenses (3)	Total	Costs of good sold (1)	Selling expenses (2) Revised (Note 2e)	General administrative expenses (3)	Total
Personnel	(59,026.00)	(673,571.00)	(272,699.00)	(1,005,296.00)	(91,026.00)	(667,629.00)	(285,198.00)	(1,043,853.00)
Third party services	(506,356.00)	(1,965,329.00)	(433,396.00)	(2,905,081.00)	(490,872.00)	(2,187,616.00)	(483,624.00)	(3,162,112.00)
Connection and interconnection	(2,676,813.00)	-	-	(2,676,813.00)	(2,805,364.00)	-	-	(2,805,364.00)
Depreciation and amortization	(2,884,639.00)	(181,916.00)	(445,536.00)	(3,512,091.00)	(2,535,683.00)	(162,267.00)	(319,106.00)	(3,017,056.00)
Indirect taxes, Charges and Contributions	(33,627.00)	(1,047,416.00)	(13,474.00)	(1,094,517.00)	(26,331.00)	(874,619.00)	(13,756.00)	(914,706.00)
Rentals and insurance	(551,020.00)	(101,731.00)	(72,276.00)	(725,027.00)	(495,550.00)	(93,265.00)	(67,465.00)	(656,280.00)
Costs of good sold	(975,569.00)	-	-	(975,569.00)	(1,295,958.00)	-	-	(1,295,958.00)
Advertising and publicity	-	(438,837.00)	-	(438,837.00)	-	(560,558.00)	-	(560,558.00)
Allowance for doubtful accounts	-	(285,442.00)	-	(285,442.00)	-	(230,357.00)	-	(230,357.00)
Others	(5,966.00)	(43,787.00)	(21,341.00)	(71,094.00)	(5,353.00)	(26,653.00)	(46,128.00)	(78,134.00)
	(7,693,406.00)	(4,719,029.00)	(1,298,722.00)	(13,671,157.00)	(8,305,267.00)	(4,822,574.00)	(1,196,277.00)	(14,325,108.00)

Parent Company (R$ thousand)								
	2018				2016			
Description	Costs of good sold (1)	Selling expenses (2)	General administrative expenses (3)	Total	Costs of good sold (1)	Selling expenses (2)	General administrative expenses (3)	Total
Personnel	-	-	(13,648.00)	(13,648.00)	-	-	(12,601.00)	(12,601.00)
Third party services	-	-	(4,990.00)	(4,990.00)	-	-	(15,118.00)	(15,118.00)
Rentals and insurance	-	-	(153.00)	(153.00)	-	-	(205.00)	(205.00)
Others	-	-	(554.00)	(554.00)	-	-	(1,134.00)	(1,134.00)
	-	-	(19,345.00)	(19,345.00)	-	-	(29,058.00)	(29,058.00)

Throughout 2016, the personnel expenses line was mainly driven by the column of resizing under the Company's Efficiency Plan. This initiative led to a reduction of ~3,200 people (-24.5% Y/Y) of our workforce, which totals 9,863 people at the end of 2016. More than half of this number (~1,800) can be attributed to two outsourced service centers in Curitiba (PR) and Recife (PE) in 3Q16.

The marketing costs fell despite the update in the new portfolio of offerings and a solid increase in gross additions of postpaid in the year (+ 12%). TIM achieved significant savings in advertising and commissioning expenses as a result of the efforts of its Efficiency Plan throughout the year.

In 2016, Network and Interconnection costs fell, influenced mainly by a decrease in the total interconnection (ITX), and helped by efficiency gains in network-related costs beyond EILD tariff adjustment in accordance with Resolution No. 639 of Anatel. More details on the performance of this line are described below:

- Despite the continued efficiency in expenditure on leased lines, network-related costs increased, mainly due to the network share costs, which accelerated with the same line of revenue.

- The interconnection costs as a result of continued deterioration of the SMS business and costs reduction with other types of ITX (e.g.: TU-RL). These effects more than offset the increase in off-net traffic (related to VU-M) - as a result of portfolio launched in Nov/15 - and higher costs related to content providers (Value Added Services), what follows the expansion of data services.

For the year, general and administrative (G&A) expenses had solid reduction, driven mainly by a reduction in consulting services - a key area of the efforts of the Company's Efficiency Plan - with significant savings in all major sub items that make up this line.

In 2016, Cost of Goods Sold (COGS) decreased compared to 2015, still very affected by the change in the equipment business strategy and a more challenging macroeconomic environment. The number of phones sold amounted to 1.28 million, a strong reduction of 73% Y/Y.

In 2016, however, a tougher macro environment and a higher focus on postpaid customers drove Bad Debt expenses up. Nevertheless, TIM is still being able to sustain a healthy level of Bad Debt as a percentage of Gross Revenues.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) reached R$29.0 per gross addition in 2016, a decrease of 4.8% Y/Y, as a result of efficiency initiatives in commission and advertising expenses, despite an increase in gross additions of postpaid customers compared to the last year (+11.6% Y/Y).

Consequently, the SAC/ARPU ratio (indicating the payback per customer) was 1.6 months in 2016, slightly lower than in 2015 (1.8x).

05 – Results Allocation Proposal related to the fiscal year of 2016 and Distribution of Dividends by the Company

TIM

PROPOSAL FOR NET INCOME DESTINATION

(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2016 amounted to R$750,427,119.87 (seven hundred and fifty million, four hundred and twenty-seven thousand, one hundred and nineteen, and eighty-seven cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity already declared

Net income for the fiscal year	750,427,119.87
Compensation of accumulated losses	-
	750,427,119.87
(-) Constitution of the legal reserve	37,521,355.99
(-) Non-distributable tax incentives	118,250,174.03
Adjusted net income	**594,655,589.85**
Minimum dividends determined as 25% of the adjusted net income	148,663,897.46
(+) Complementary dividends related to the distribution of the results	-
(=) Total dividends related to the distribution of the results	**148,663,897.46**
Dividends - common shares	148,663,897.46
	148,663,897.46
% Dividends' payout ratio	25%
Dividends per share (in reais)	
Common shares	0.061425357

3. Inform the dividends' payout ratio for the fiscal year

As previewed in our bylaws, as minimum dividends the Company must pay 25% of the 2016 adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

Dividends - Common Shares	
Minimum Dividends determined as 25% of the adjusted net income	148,663,897.46
(+) Complementary dividends related to the distribution of the results	-
(=) Total dividends related to the distribution of the results	**148,663,897.46**

Dividends – Commom Shares	**148,663,897.46**
(÷) Number of commom shares, except treasury shares	2,420,236,591
(=) Dividends per share	**0.061425357**

b. The conditions and term for payment of dividends and interest on shareholders' equity

The dividends will be registered by the Company as follows: 100% of the total amount to be distributed on the day of June 19, 2017.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There will be no monetary update of dividends.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

The Shareholder's General Meeting will deliberate about 2016 results destination, scheduled for April 19, 2017.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

Not applicable.

b. Inform the respective payments' dates

Not applicable.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2016	**2015**	**2014**
Net income for the fiscal year	750,427,119.87	2,071,145,430.05	1,546,418,378.80
Net income per share	0.3101	0.8558	0.6392

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2016	2015	2014
Minimum dividends determined as 25% of the adjusted net income	148,663,897.46	468,616,384.97	367,274,364.97
(+) Complementary dividends related to the distribution of the results	-	-	-
(=) Dividends related to the distribution of the results	**148,663,897.46**	**468,616,384.97**	**367,274,364.97**
Dividends - common shares	148,663,897.46	468,616,384.97	367,274,364.97
	148,663,897.46	**468,616,384.97**	**367,274,364.97**
Dividends payout ratio	25%	25%	25%
Dividends per share (in reais)			
Common shares	0.061425357	0, 193624205	0.151751431

8. If there is destination for the legal reserve

a. Identify the amount allocated to the legal reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the net income for the constitution of the Legal Reserve, in the amount of R$37,521,355.99 (thirty-seven million, five hundred and twenty one thousand, three hundred and fifty five reais and ninety nine cents).

b. Detail the calculation of legal reserve

	2016	2015	2014
Net income for the fiscal year	750,427,119.87	2,071,145,430.05	1,546,418,378.80
Compensation of accumulated losses	-	-	-
Subtotal	750,427,119.87	2,071,145,430.05	1,546,418,378.80
Constitution of the legal reserve – 5% of the net income	(37,521,355.99)	(103,557,271.50)	(77,320,918.94)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to the Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of the adjusted net income.

b. Inform if it is being fully paid

The mandatory dividends, for the fiscal year of 2016, will be entirely paid, during the fiscal year of 2017.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

c. Describe the calculation

	2016	2015	2014
Net income for the fiscal year	750,427,119.87	2,071,145,430.05	1,546,418,378.80
Compensation of accumulated losses	-	-	-
Subtotal	750,427,119.87	2,071,145,430.05	1,546,418,378.80
(-) Constitution of the legal reserve	37,521,355.99	(103,557,271.50)	(77,320,918.94)
Adjusted net income	712,905,763.88	1,967,588,158.55	1,469,097,459.86
(-) Dividends	(148,663,897.46)	(468,616,384.97)	(367,274,364.97)
(-) Amount distributed to the capital reserve	(118,250,174.03)	(93,122,618.65)	(121,142,988.56)
Amount distributed to the statutory reserve	445,991,692.38	1,405,849,154.93	980,680,106.33

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$118.250.174,03 (One hundred and eighteen million, two hundred and fifty thousand, one hundred and seventy-four and three cents).

b. Explain this allocation nature

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company, These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

06 – Indications for Effectives Members of the Company's Board of Directors

BOARD OF DIRECTORS

Name	Date of Birth	Occupation	CPF/ Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates
Alberto Emmanuel Carvalho Whitaker	October 10th, 1940	Administrator and attorney	002.337.738-00	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	Coordinator of the Statutory Audit Committee and Member of the Control and Risks Committee	Yes	Yes, according to the Novo Mercado BM&FBovespa rules.	3
Enrico Barsotti	January 24th, 1967	Bachelors in Economics	YB0529309	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	No	-
Enrico Zampone	November 29th, 1969	Bachelors in Economics	YA 6519398	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	No	-
Elisabetta Colacchia	May 10th, 1974	Bachelors in Economics	AA5158176	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	No	-
Herculano Aníbal Alves	February 27, 1953	Bachelors in Economics	463.463.178-49	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	Member of the Statutory Audit Committee and Member of the Control and Risks Committee	Yes	Yes, according to the Novo Mercado BM&FBovespa rules.	2
Manoel Horacio Francisco Da Silva	July 16th, 1945	Administrator	066.526.978-15	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	Member of the Compensation Committee	Yes	No	4
Mario Cesar Pereira De Araujo	April 4th, 1948	Engineer	235.485.337-87	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	Yes, according to the Novo Mercado BM&FBovespa	-

Name	Date of Birth	Occupation	CPF/ Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates
										rules.	
Nicoletta Montella	October 3rd, 1972	Bachelors in Law	YA6405330	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	No	-
Sabrina Valenza	January 24th, 1968	Bachelors in Economics	YA1659010	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	-	Yes	No	-
Stefano De Angelis	August 22nd, 1967	Bachelor in Economics	059.567.317-10	Board Member	April 19th, 2017	April 19th, 2017	AGO 2019	Chief Executive Officer	Yes	No	2

ALBERTO EMMANUEL CARVALHO WHITAKER

I – Information on main professional experience during the last 5 years.

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Institution
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2009 - 2013, and 2015 to date

a. **Fundação Bienal de Artes de São Paulo**
b. Cultural segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2009 to date

a. **Museu de Arte de São Paulo (MASP)**
b. Cultural segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2013 to date

a. **Museu de Arte de São Paulo (MASP)**
b. Cultural segment
c. Director
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2004 - 2013

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Member of the Board of Directors
d. Issuer
e. 2014 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment

c. Member of the Control and Risks Committee
d. Issuer
e. 2014 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Coordinator of the Statutory Audit Committee
d. Issuer
e. 2013 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Chairman of the Fiscal Council/Audit Committee
d. Issuer
e. 2010 - 2013

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Member of the Fiscal Council/Audit Committee
d. Issuer
e. 2008 - 2013

a. **Conselho Regional de Administração de São Paulo – CRA-SP**
b. Class entity
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2008 - 2016

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Institution
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2009 - 2013, and 2015 to date

a. **Fundação Bienal de Artes de São Paulo**
b. Cultural segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

e. 2009 to date

a. **Museu de Arte de São Paulo (MASP)**
b. Cultural segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2013 to date

a. **Museu de Arte de São Paulo (MASP)**
b. Cultural segment
c. Director
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2004 - 2013

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ENRICO BARSOTTI

I – Information on main professional experience during the last 5 years.

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications segment
c. Head of Pricing Development – Chief Pricing Officer
d. Telecom Italia S.p.A is the indirect controlling shareholder of the issuer
e. May 2016 to date

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications segment
c. Head of Market Development - Business
d. Telecom Italia S.p.A is the indirect controlling shareholder of the issuer
e. February 2016 - April 2016

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications segment
c. Business Development
d. Telecom Italia S.p.A is the indirect controlling shareholder of the issuer
e. December 2013 - January 2016

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications segment
c. Head of Business Support & Quality
d. Telecom Italia S.p.A is the indirect controlling shareholder of the issuer
e. March 2012 - November 2013

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Alfabook Srl**
b. Digital Contents
c. Non-Executive Director
d. Telecom Italia S.p.A is the indirect controlling shareholder of Alfabook Srl
e. July 2015 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia S.p.A (indirect controlling shareholder of the issuer).

ENRICO ZAMPONE

I – Information on main professional experience during the last 5 years.

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Planning, Control & Revenue Assurance – Administration, Finance and Control
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. July 2016 to date

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Planning & Control – Administration, Finance and Control
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. From February 2014 to July 2016

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Planning & Control Domestic – Administration, Finance and Control
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. From May 2011 to February 2014

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Flash Fiber Srl**
b. Telecommunications
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of Flash Fiber Srl
e. July 2016 to date

a. **H.R. Services Srl**
b. Management services
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of H.R. Services Srl
e. June 2016 to date

a. **Noverca Srl**
b. Telecommunications
c. Non-Executive Director
d. Telecom Italia SpA is the indirect controlling shareholder of Noverca Srl
e. October 2016 to date

a. **Olivetti SpA**
b. Telecommunications
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of Olivetti SpA
e. April 2015 to date

a. **Telecontact Center SpA**
b. Caring Services
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of Telecontact Center SpA
e. April 2013 to date

a. **TI Sparkle SpA**
b. Telecommunications
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of TI Sparke SpA
e. April 2012 to date

a. **4G Retail Srl**
b. Telecommunications
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of 4G Retail Srl
e. July 2011 to date

a. **TIM VISION Srl**
b. Video On Demand
c. Sole Administrator
d. Telecom Italia SpA is the controlling shareholder of TIM Vision Srl
e. December 2016 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between

(i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia SpA (indirect controlling shareholder of the issuer).

ELISABETTA COLACCHIA

I – Information on main professional experience during the last 5 years.

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications segment
c. Head of CEO Staff
d. Telecom Italia S.p.A is the indirect controlling shareholder of the issuer
e. May 2016 to date

a. **ESSECIEFFE INVESTMENT S.R.L.**
b. Strategic Consultancy - Infrastructure and renewable energies
c. Executive President
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. January 2015 – May 2016

a. **INVIMIT SGR S.P.A.**
b. Asset Management
c. Non-executive independent Director – Chairman of Remuneration Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. June 2015 – April 2016

a. **TERNA S.P.A.**
b. Electrical infrastructure
c. Head of CEO Staff
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 – 2014

a. **TERNA S.P.A.**
b. Energy segment
c. Head of Investor Relations
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2004 - 2012

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Infrastrutture Wireless Italiane S.P.A.**
b. Telecommunications segment
c. Non-Executive Director
d. Telecom Italia SpA is the controlling shareholder of Infrastrutture Wireless Italiane S.p.A
e. May 2015 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia SpA (indirect controlling shareholder of the issuer).

HERCULANO ANÍBAL ALVES

I – Information on main professional experience during the last 5 years.

a. **CAF – Comitê de Aquisições e Fusões da Associação dos Apoiadores do Comitê de Aquisições e Fusões – ACAF**
b. Association
c. Member
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2015 to date

a. **CSA – Conselho de Supervisão do Analista de Valores Mobiliários**
b. Nonprofit association
c. Member of the Board
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2016 to date

a. **Barigui Gestora de Recursos Ltda.**
b. Finance segment
c. Director
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2016 to date

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Member of the Board of Directors
d. Issuer
e. 2015 to date

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Member of the Statutory Audit Committee
d. Issuer
e. 2015 to date

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Member of the Control and Risks Committee
d. Issuer
e. 2015 to date

a. **Cielo S.A.**
b. Finance segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. April 2015 to date

a. **Grendene**
b. Shoe segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2015 to date

a. **Marfrig Brazil Foods**
b. Food segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2015 – November 2016

a. **Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA)**
b. Nonprofit association
c. Chairman of the Equities Fund Commission
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2013 – 2016

a. **2bCapital S.A.**
b. Finance segment
c. Alternate member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 to date

a. **Associação de Investidores no Mercado de Capitais (AMEC)**
b. Nonprofit association
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.

e. 2011 - 2016

a. **Araxá Investimentos**
b. Finance segment
c. Managing partner
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2015 - 2016

a. **Bradesco Asset Management Ltda.**
b. Finance segment
c. Member of the Investment Committee, Credit Committee and Monthly Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. De 2001 a 2015

a. **Bradesco Asset Management Ltda.**
b. Finance segment
c. Director of *Equities*
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2011 - 2015

a. **BRAM EUA**
b. Finance segment
c. Director of Variable-Income Securities
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. September 2011 – March 2015

a. **Bradesco Asset Management Ltda.**
b. Finance segment
c. Director of Variable-Income Securities
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. De julho de 2001 a abril de 2014

a. **Bradesco Asset Management S.A. DTVM, ou BRAM**
b. Investment Consultant
c. Director of Variable-Income Securities
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. Maio 2014 – April 2015

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **CAF – Comitê de Aquisições e Fusões da Associação dos Apoiadores do Comitê de Aquisições e Fusões – ACAF**
b. Association
c. Member
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2015 to date

a. **CSA – Conselho de Supervisão do Analista de Valores Mobiliários**
b. Nonprofit association
c. Member of the Board
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2016 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MANOEL HORACIO FRANCISCO DA SILVA

I – Information on main professional experience during the last 5 years.

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Compensation Committee
d. Issuer
e. 2013 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Member of the Board of Directors
d. Issuer
e. 2009 to date

a. **INSTITUTO TIM**
b. Nonprofit Organization
c. Chairman of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2013 to date

a. **BANCO FATOR S.A.**
b. Finance segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

a. **PPE Fios Esmaltados S.A.**
b. Manufacture of wires and cables
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2007 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Chairman of the Board of Directors
d. Issuer
e. From 2010 to 2013

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **INSTITUTO TIM**
b. Non-profit Organization
c. Chairman of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2013 to date

a. **BANCO FATOR S.A.**
b. Finance segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

a. **PPE Fios Esmaltados S.A.**
b. Manufacture of wires and cables
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2007 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MARIO CESAR PEREIRA DE ARAUJO

I – Information on main professional experience during the last 5 years.

a. **MC Sistemas de Comunicações Ltda. (MCCOM)**
b. Consultancy in the areas of startup of foreign companies in Brazil, business acquisitions, strategic and operational planning
c. Partner President
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. April 2010 to date

a. **Smart Credit Participações**
b. Payments with credit cards based on credit inquiry
c. Managing Partner
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. September 2012 to date

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **MC Sistemas de Comunicações Ltda. (MCCOM)**
b. Consultancy in the areas of startup of foreign companies in Brazil, business acquisitions, strategic and operational planning
c. Partner President
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. April 2010 to date

a. **Smart Credit Participações**
b. Payments with credit cards based on credit inquiry
c. Managing Partner
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. September 2012 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

NICOLETTA MONTELLA

I – Information on main professional experience during the last 5 years.

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Legal Operations – Legal Affairs
d. Telecom Italia S.p.A. is the indirect controlling shareholder of the issuer
e. July 2016 to date

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Legal Consumer & Purchasing – Legal Affairs
d. Telecom Italia S.p.A. is the indirect controlling shareholder of the issuer
e. From May 2013 to June 2016

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Legal Consumer, BB Content & Purchasing – Legal Affairs
d. Telecom Italia S.p.A. is the indirect controlling shareholder of the issuer
e. From March 2011 to April 2013

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Nordcom SpA**
b. Applications Service Provider
c. Non-Executive Director
d. Telecom Italia S.p.A. is a relevant shareholder of Nordcom S.p.A.
e. July 2015 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between

(i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia S.p.A. (indirect controlling shareholder of the issuer).

SABRINA VALENZA

I – Information on main professional experience during the last 5 years.

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Process & Service Creation - Technology
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. October 2016 to date

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Cross Processes - Operations
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. December 2014 - September 2016

a. **TELECOM ITALIA S.P.A.**
b. Telecommunications
c. Head of Operations Management – Technology
d. Telecom Italia SpA is the indirect controlling shareholder of the issuer
e. February 2012 – April 2015

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia SpA (indirect controlling shareholder of the issuer).

STEFANO DE ANGELIS

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Chief Executive Officer
d. Issuer
e. May 2016 to date

a. **TIM Celular S.A.**
b. Telecommunications segment
c. Chief Executive Officer
d. The company is a wholly-owned subsidiary of the issuer
e. August 2016 to date

a. **Telecontact Center S.p.A.**
b. Setor de Call Center
c. Member of the Board of Directors
d. The company is part of the issuer's economic group
e. March 2015 to date

a. **Telecom Italia S.p.A.**
b. Telecommunications segment
c. Commercial Director
d. The company is part of the issuer's economic group
e. 2014 - 2016

a. **Telecom Argentina**
b. Telecommunications segment
c. Chief Executive Officer
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2013 - 2014

a. **Telecom Italia S.p.A.**
b. Telecommunications segment
c. Planning and Control Director

d. The company is part of the issuer's economic group
e. 2017 - 2013

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **TIM Celular S.A.**
b. Telecommunications segment
c. CEO
d. The company is a wholly-owned subsidiary of the issuer
e. August 2016 to date

a. **Telecontact Center S.p.A.**
b. Setor de Call Center
c. Member of the Board of Directors
d. The company is part of the issuer's economic group
e. March 2015 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect

subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

Has an employment contract with the Isuuer's indirect Controller.

07 – Indications for Effectives and Alternate members of the Company's Fiscal Council

FISCAL COUNCIL

Name	Date of Birth	Occupation	CPF/Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nr. of Consecutive mandates
Walmir Kesseli	August 28.th, 1959	Economist	357.679.019-53	Effective Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	-
Oswaldo Orsolin	May 30.th, 1943	Economist and Accountant	034.987.868-49	Alternate Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	10
Josino de Almeida Fonseca	February 12.nd, 1940	Engineer	005.832.607-30	Effective Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	4
João Verner Juenemann	February 16.th, 1940	Accountant and Administrator	000.952.490-87	Alternate Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	10
Jarbas Tadeu Barsanti Ribeiro	March 18.th, 1951	Economist and Accountant	272.271.707-72	Effective Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	2
Anna Maria Cerentini Gouvea Guimaraes	September 19.th, 1956	Engineer	050.287.838-02	Alternate Member	April 19th, 2017	April 19th, 2017	AGO 2018	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	2

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

a. **Centro de Desenvolvimento Integral Recanto Esperança**
b. Nonprofit Organization
c. Secretary of the Board of Officers
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Working for Africa**
b. Nonprofit Organization
c. President
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. February 2013 to date

a. **Missão para o Interior da África – MIAF**
b. Nonprofit Organization
c. Voluntary Consultant
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Centro de Desenvolvimento Integral Recanto Esperança**
b. Nonprofit Organization
c. Secretary of the Board of Officers
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Working for Africa**
b. Nonprofit Organization
c. President
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. February 2013 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

OSWALDO ORSOLIN

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Regular member of the Fiscal Council
d. Issuer
e. April 2015 to date

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Chairman of the Fiscal Council
d. Issuer
e. 2014 - 2015

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Regular member of the Fiscal Council/Audit Committee
d. Issuer
e. 2010 - 2013

a. **Grupo Simões**
b. Holding: industrial beverages, vehicle and gases
c. Member of the Audit Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2010 - 2016

a. **Grupo Simões**
b. Holding: industrial beverages, vehicle and gases
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
e. 2004 - 2016

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Chairman of the Fiscal Council
d. Issuer
e. April 2016 to date

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Regular member of the Fiscal Council
d. Issuer
e. April 2014 to April 2016

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Alternate member of the Fiscal Council
d. Issuer
e. December 2013 to April 2014

a. **TIM Participações S.A.**
b. Telecommunications segment
c. Alternate member of the Fiscal Council/Audit Committee
d. Issuer
e. April 2011 to December 2013

a. **SDT8 Ideias e Negócios Ltda.**
b. Marketing and advertising segment
c. Partner and Director
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. October 2010 to date

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Information on main professional experience during the last 5 years.

a. **Banco do Estado do Rio Grande do Sul S.A.**
b. Financial Segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2015 to date

a. **Banco do Estado do Rio Grande do Sul S.A.**
b. Financial Segment
c. Coordinator of the Audit Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2015 to date

a. **Forjas Taurus S.A.**
b. Defense and Safety Segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Forjas Taurus S.A.**
b. Defense and Safety Segment
c. Coordinator of the Audit Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Paquetá Calçados S.A.**
b. Shoe Segment

c. Member of the Audit Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Dimed S.A. Distribuidora de medicamentos**
b. Pharmaceutical Segment
c. Coordinator of the Audit and Risks Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Klabin S.A.**
b. Paper Distribution Segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2017 to date

a. **Instituto de Desenvolvimento Gerencial S.A.**
b. Management and Consulting Segment
c. President of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

a. **Saraiva S.A. Livreiros e Editores**
b. Retail and Bookstore Segment
c. President of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Banco Indusval S.A.**

b. Financial Segment
c. Effective member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. From 2012 to 2015.

a. **Minerva S.A.**
b. Cattle Segment
c. Effective member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 to date

a. **Tupy S.A.**
b. Iron Casting Segment
c. Coordinator of the Audit and Risks Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. July 2009 to date

a. TIM Participações S.A.
b. Telecommunication Segment
c. Alternate member of the Fiscal Council
d. Issuer
e. 2008 to date

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Banco do Estado do Rio Grande do Sul S.A.**
b. Financial Segment
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2015 to date

a. **FACPC**
b. Third Sector
c. President of the Board of "Vogais"
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Information on main professional experience during the last 5 years.

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Regular member of the Fiscal Council
d. Issuer
e. 2016 to date

a. **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
b. Professional Class Association
c. Regular member of the Board
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
b. Professional Class Association
c. Regular member of the Chamber of Supervision, Ethics and Discipline, Professional Operational and Professional
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Richard Saigh Indústria e Comércio S.A.**
b. Food segment
c. Member of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2010 to date

a. **Duke Energy International Geração Paranapanema S.A.**
b. Industrial energy segment
c. Chairman of the Fiscal Council
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2009 to date

a. **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
b. Professional Class Association
c. Vice President and Director
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2004 to date

a. **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
b. Other services
c. Court Expert
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 1975 to date

a. **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
b. Other services
c. Corporate arbitration
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 1975 to date

a. **AVALE S/C Ltda.**
b. Other services
c. Corporate arbitration
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 1973 to date (suspended)

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
b. Professional Class Association
c. Regular Board Member
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
b. Professional Class Association
c. Vice president and Director

d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
b. Other services
c. Corporate arbitration
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 1975 to date

a. **AVALE S/C Ltda.**
b. Other services
c. Corporate arbitration
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 1973 to date (suspended)

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect

subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GUIMARÃES

I – Information on main professional experience during the last 5 years.

a. **International Federation of Business and Professional Women (BPW International)**
b. Nonprofit Organization
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2017 to date

a. **Associação Paulista de Recursos Humanos e de Gestores de Pessoas (AAPSA)**
b. Nonprofit Organization
c. Vice President of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **TIM PARTICIPAÇÕES S.A.**
b. Telecommunications segment
c. Alternative member of the Fiscal Council
d. Issuer
e. 2016 to date

a. **Theatre Communications Group - TCG (USA)**
b. Cultural segment
c. Member of the Advisory Board
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Organization
c. Member of the Capital Market Communication Commission
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Organization
c. Board of Directors

d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 - 2014

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Organization
c. Member of the Risk Management & Auditing Committee
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 - 2014

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Organization
c. Coordinator of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2012 - 2014

II – All management positions that the administrator holds in other companies or third sector organizations.

a. **International Federation of Business and Professional Women (BPW International)**
b. Nonprofit Organization
c. Member of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2017 to date

a. **Associação Paulista de Recursos Humanos e de Gestores de Pessoas (AAPSA)**
b. Nonprofit Organization
c. Vice President of the Board of Directors
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2016 to date

a. **Theatre Communications Group - TCG (USA)**
b. Cultural segment
c. Member of the Advisory Board

d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2014 to date

a. **Instituto Brasileiro de Governança Corporativa (IBGC)**
b. Nonprofit Organization
c. Member of the Capital Market Communication Commission
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. 2011 to date

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

TIM

08 – Attendance in Meetings of Effective and Alternates members of the Company's Boards and Committees

BOARD OF DIRECTORS

Name	Attendance (%)
Adhemar Gabriel Bahadian	81%
Alberto Emmanuel Carvalho Whitaker	94%
Francesca Petralia	94%
Franco Bertone	100%
Herculano Aníbal Alves	94%
Manoel Horacio Francisco Da Silva	100%
Mario Di Mauro	44%
Oscar Cicchetti	94%
Piergiorgio Peluso	25%
Stefano De Angelis	100%

FISCAL COUNCIL

Name	Attendance (%)
Jarbas Tadeu Barsanti Ribeiro	100%
Josino de Almeida Fonseca	100%
Oswaldo Orsolin	100%

STATUTORY AUDIT COMMITTEE

Name	Attendance (%)
Alberto Emmanuel Carvalho Whitaker	100%
Adhemar Gabriel Bahadian	100%
Herculano Aníbal Alves	100%

CONTROL AND RISKS COMMITTEE

Name	Attendance (%)
Adhemar Gabriel Bahadian	100%
Alberto Emmanuel Carvalho Whitaker	100%
Francesca Petralia	100%
Franco Bertone	100%
Piergiorgio Peluso	17%

COMPENSATION COMMITTEE

Name	Attendance (%)
Francesca Petralia	100%
Manoel Horacio Francisco da Silva	100%
Oscar Cicchetti	17%

09 – Compensation Proposal for Company's Administrators and members of the Statutory Audit Committee, for the year of 2017

COMPENSATION PROPOSAL
ADMINISTRATION AND AUDIT COMMITTEE

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações SA ("Company"), at its meeting held on March 16, 2017, will be proposed to the General Meeting the following remuneration:

1) Board of Directors::

Proposal for a total annual compensation of R$ 2,556,000.00 (two million, five hundred fifty-six thousand Reais).

2) Audit Committee:

Proposal for a total annual compensation of R$ 504,000.00 (five hundred and four thousand Reais).

3) Statutory Board:

Proposal for a total annual compensation of R$ 27,209,899.00 (twenty-seven million, two hundred nine thousand, eight hundred ninety-nine Reais), and of this total the amount paid is divided into: 44.2% (Forty-four point two percent) corresponding to the remuneration fixed and 55.8% (Fifty-five point eight percent) to variable compensation.

4) Committees
Proposal for a total annual compensation of R$ 1,134,000.00 (one million, one hundred thirty-four thousand Reais).

10 – Item 13 from the Reference Form

13.1. Describe the policy or practice of compensation of the Board of Directors, Statutory and Non-Statutory Executive Board, Audit Committee, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. objectives of the policy or practice of compensation

The Company's Compensation Policy is intended for individual valuation of each resource, with special attention to the functions that play relevant role to the Company's business. This contribution is assessed by an objective analysis of positions and subjective analysis potential and of high performance.

The organizational assessment of positions is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system with which to assess the key positions of the organization) to:

- ✓ Facilitate comparison with the external market
- ✓ Support management and development of resources

In comparison with the external market, we use market benchmark: compensation research, using information from the general market in Brazil, made by large specialized consultants.

Always seeking to be in alignment with the Company's short, medium and long-term interest and based on the financial results as a benchmark for setting the variable compensation limits, it remains ensured equity between results and bonus of the Company's executives.

Moreover, it was approved at the General Meeting dated August 5, 2011 and April 10, 2014, two separate Long-Term Incentive Plans ("Long Term Incentive Plan") of the Company, which is intended, through grant, for purchase or subscription of Company's shares: (i) align the interests of senior management with the interests of shareholders; (ii) implement an integrated incentive system in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of senior management compensation package. After the closing of the Long Term Incentive Plan, established for 2014 to 2016 period, the Company will review its concession model for 2017 fiscal year, according to the assumptions described above.

Administrators - Board of Directors, Fiscal Council, Executive Officers - are paid by the Company to which they are linked.

In the organizational structure and in accordance with the Internal Rules of the Board of Directors, there is a specific committee to address the issue of compensation of the Company's senior management, which is the Compensation Committee, which is composed of 3 permanent members of the Board of Directors. This Committee has permanent and main responsibilities, as follows:

a) prepare for the Board of Directors the proposed apportionment of the annual global amount of compensation fixed by the General Meeting among the Company's Directors;

b) submit a proposal to the Board for the compensation of Officers in order to ensure their alignment with the goal of creating value to our shareholders over time;

c) periodically evaluating the criteria for the compensation of Officers and the Company's senior management, and, after being heard the President, make recommendations to the Board;

d) monitor the implementation of decisions taken by the competent agencies and the Company's policies on the compensation of senior management.

e) analyze other matters related to the compensation of the Company's members, as delegated by the Board.

Even in accordance with the Internal Rules, the Committee shall report to the Board of Directors its monitoring activity and evaluation and also in relation to items (a) and (b) above, the Committee shall report to the Board before the meeting of the Board of Directors, which is held after the Annual Meeting.

In addition to the powers provided for above, such Compensation Committee may also assist the Board of Directors in relation to certain functions in the Long Term Incentive Plan.

Board of Directors:

The practice of compensation includes the payment of fixed monthly fees and fees for participation in committees.

Fiscal Council:

The practice of compensation includes the payment of fixed monthly fees.

Executive Officers:

The practice of compensation includes the payment of fixed fees / monthly salary, direct and indirect benefits, as well as variable compensation through profit sharing program.

Non-Statutory Officers:

The practice of compensation includes the payment of salary, direct and indirect benefits, as well as variable compensation through profit sharing program.

Despite the practice of compensation described above, on each of the Company's management bodies, on August 5, 2011 and April 10, 2014 were approved the creation of Long Term Incentive Plans, which set terms and conditions for the issuance of options for purchase of shares by members of the senior management of the Company, in order to supplement and readjust such compensation. After the closing of the Long Term Incentive Plan, established for 2014 to 2016 period, the Company will review its concession model for 2017 fiscal year, according to the assumptions described above.

b. composition of compensation, indicating:

i. description of the compensation elements and purposes of each

The Board's compensation consists of 3 elements, with varying degrees of importance, because of the impacts that may cause to the Company's results, as follows:

1) Fixed Compensation:

It aims to enhance the strategic role (position size) and also the subjective characteristics (strategic potential), based on the market.

2) Variable Compensation:

It aims to reward executives for expected and achieved results. The variable compensation, in turn, is divided into two groups, as follows:

2.1) MBO

MBO - *Management By Objectives* - is the short-term variable compensation program, linked to strategic indicators for the Company's business, containing goals and objectives, both organizational and business and functional, resulting in the award and appreciation of the annual results achieved.

- **Corporate Objectives:** macro objectives of the Company in financial groups, with high visibility to the market and / or strategic importance, which depend on the collective efforts of all Company's employees to be achieved.

- **Functional Objectives:** objectives of each Officer, whether shared with others or not, the results of which rely heavily on teamwork. It shall contribute directly to the achievement of corporate objectives.

  2.2) Bonus (*una tantum*)

Enhancement of individual performance, justifying the recognition of the company especially with respect to tactical initiatives and specific and relevant projects.

The compensation structure, as presented in this item, aims to follow market practices mainly from telecommunications specific market, being updated annually in line with the market movements and the Company's strategic planning.

3) Direct and indirect benefits:

It aims to increase the value received by executives, aiming to attract them and retain them in the company.

Long Term Incentive Plan:

The Company instituted, from 2011 to 2016, a compensation plan based on shares for senior managers and those employees who occupy key positions in the Company. This plan has created a long term incentive mechanism, which aimed to: (i) align the interests of senior management with the interests of shareholders; (ii) implement an integrated incentive system in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of senior management compensation package.

Moreover, we must inform you that the Company has Disclosure Policy and Securities Trading, in accordance with CVM Instruction No. 358/02, which is given knowledge to each new member elected by the senior management of the Company by signing the Adhesion Contract, which is filed at the Company's headquarters.

The Long Term Incentive Plan establishes terms and general conditions for the issuance of options for the purchase of Company shares by senior managers and those employees who hold the Company's key positions, as approved by the Board of Directors based on the President's proposal and HR director.

After the closing of the Long Term Incentive Plan, established for 2014 to 2016 period, the Company will review its concession model for 2017 fiscal year, according to the assumptions of the previews plans, which aimed to (i) align the objectives of top management with the objectives of shareholders; (li) implement an integrated incentive system in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the top management compensation package by submitting the rules for approval by the competent bodies

ii. what is the proportion of each element in total compensation.

TIM Participações S.A.

Fiscal Year 2016	Board of Directors	Fiscal Council	Executive Officers	Directors
Number of full members	**6.0**	**3.0**	**7.7**	N/A
% Fixed compensation	77.44%	100%	55.45%	N/A
% Variable Compensation	22.56%	N/A	38.13%	N/A
% Compensation in purchase options	N/A	N/A	6.42%	N/A

In addition to the members of the Board of Directors mentioned above, there are **4.0** members, who fully resigned from their compensation during the fiscal year 2016.

iii. calculation and adjustment methodology of each of the compensation elements

The compensation structure aims to monitor market practices mainly from specific telecommunications market and is updated annually in line with the movements of the market and the Company's strategic planning.

According to the introduction, the organizational evaluation of remunerated positions and values is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system that evaluates the main positions of the organization).

Through this methodology, we facilitate the comparison of TIM position in the market, in addition to supporting the management and development of human resources.

In comparison with the external market, we use compensation researches, using information from the general market in Brazil, made by large specialized consultants. According to the result, adjustments are made to align with the market and the Company's strategy.

The compensation of the senior management consists of the following elements, with varying degrees of importance, because of the impacts they may cause to the Company's results, as follows:

1) Fixed Compensation

The fixed compensation consists of the payment of 12 installments per year, plus the 13th. salary, for the Executive and Non-Statutory Officers which are governed by the Brazilian Labor Regulations (CLT). The calculation and adjustment methodology of each of the fixed compensation component must be consistent with the important function within the organizational structure, based on further market parameters as mentioned above.

2) Variable Compensation

2.1) MBO

The key performance indicators that are taken into account in determining the compensation elements are the financial, economic and functional indicators, reviewed and validated annually.

The variable compensation of the Officers is directly linked to the evolution of the performance indicators of interest to issuers. Thus, we link and align the interests of Officers to the Company's results.

2.2) Bonus (*una tantum*)

Enhancement of individual performance, justifying the recognition of the Company especially with respect to tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a multiple salary index determined in the compensation policy, which currently grant a maximum of 3.5 salaries.

3) Direct and indirect benefits:

3.1) Private Pension Plan

The company has a Private Pension Plan with Banco Itaú, which guarantees to senior management of the Company the same conditions as for the other participants. For nominal salaries of up to R$2,620.00 reais the Company contributes with 1% of this value. If the person receives a nominal salary greater than R$2,620.00, the contribution shall be as follows: 1% of R$2,620.00 added to 6.6% of the difference between R$2,620.00 and the nominal salary. For this contribution, the employee must contribute at least with the same value. It is also possible make the value of contributions more flexible through the Flexible Benefits program.

As for the possibility of early redemption, this can occur in the following cases:

In cases of disability or death, the beneficiary or their dependents will receive in cash 100% of the accumulated fund.

At any time, the participant can redeem their part of the contribution, being penalized by the withdrawal of the Company's contribution in equal proportion.

It should be noted that the Company's Private Pension Plan does not reach the members of the Board of Directors and members of the Fiscal Council.

3.2) Benefits Package

The Company has a comprehensive benefits package for senior management, where TIM offers, according to the eligibility criteria: banking benefits, agreements, extended maternity leave, extended paternity leave, extended marriage license, day-off based on the time the person works in the company, health insurance, pharmacy-assistance, dental plan, supplemental social security, life insurance, child-nutrition assistance, daycare assistance, assistance for children classified as PCD, meal voucher, education reimbursement and quality of life

3.3) Participation in Specialized Committees

As shown above, the Company has Specialized Committees, which report to the Board of Directors, namely: Compensation Committee, Control and Risk Committee and Statutory Audit Committee. It is provided additional compensation for participation in committees, linked to the effective participation of the member in the meetings.

iv. reasons that justify the composition of compensation

Alignment to the short, medium and long term interests of the Company and based on financial results as a parameter for the definition of variable compensation limits and the stock plan, the fairness between results and bonus of the Company's executives is ensured.

v. the existence of members unpaid by the issuer and the reason for this fact

The Company has 04 members of the Board of Directors who are not paid, therefore they expressly renounced the amount of compensation, according to the MINUTES of the Board of Directors held on May 5, 2015.

c. key performance indicators taken into consideration in determining each compensation element

Fixed Compensation - The market practices and location are the factors considered in determining the value, beyond the individual's performance.

Variable Compensation:

i. **MBO** - The main corporate economic / financial indicators of the Company are associated with this instrument of compensation, such as EBITDA, OPEX and Net Service Revenue. Through this instrument, we seek to achieve / exceed goals and objectives of the organization.

ii. **Bonus (*una tantum*)** - Appreciation of individual performance, justifying the recognition of the Company. The application of this instrument is not tied necessarily to quantitative and predefined targets.

iii. **Long-Term Incentive Plan** - The measurements are based on cumulative performance periods and in case of non-achievement of the objectives in a given year, the options may be exercised in subsequent periods provided that the accumulated minimum conditions are met.

d. how compensation is structured to reflect the evolution of performance indicators

Through variable compensation instrument, where we link the Company's economic goals to the goals established in the organization and *Long Term Incentive Plan*.

e. how the policy or practice of compensation is aligned with the issuer's interests in short, medium and long term

Always seeking to be in alignment with the interests of the Company in short, medium and long term and for this we link our programs to the economic and financial indicators that reward depending on the results achieved.

Moreover, in order to implement an incentive system in which there is, beyond the balance in short, medium and long term, the alignment of interests of management of the Company with the interests of shareholders, the Company developed and approved in the General Meeting the *Long-Term Incentive Plan*, After the closing of the Long Term Incentive Plan, established for 2014 to 2016 period, the Company will review its concession model for 2017 fiscal year, according to the assumptions described above.

f. existence of compensation supported by subsidiaries, controlled companies, direct or indirect controlling companies

Company's senior management as a result of the activities performed for the Company and its subsidiaries have their pay fully supported by its Parent Company TIM Celular S.A., with the exception of 1,72 Executive Officers who have compensation paid by TIM Participações. For members of the Board of Directors and Fiscal Council, when paid, this compensation is fully supported by the Company.

Total compensation of the Fiscal Year on 12/31/2017 - Budgeted			
Executive Officers	Total	TIM Celular S.A.	TIM Participações S.A.
Number of members	**8**	**6**	**2**
Fixed annual compensation	**12,265,542**	**7,430,998**	**4,834,544**
Salary or Compensation for work	9,484,931	4,984,927	4,500,004
Direct and Indirect benefits	1,662,703	1,328,163	334,540
Participation in committees			
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,117,908	1,117,908	0
Description of other fixed compensations			
Variable Compensation	**9,367,550**	**3,467,550**	**5,900,000**
Bonus	9,367,550	3,467,550	5,900,000
Profit Sharing			
Participation in meetings			
Commissions			
Others			
Description of other fixed compensations			
Post-Employment			
Termination of the term of office			
based on shares	**6,694,715**	**3,110,213**	**3,584,502**
Comments			
Total Compensation with INSS	**27,209,899**	**12,890,853**	**14,319,046**
Total Compensation without INSS	**28,327,807**	**14,008,761**	**14,319,046**

Total compensation of the Fiscal Year on 12/31/2016 - Annual Amounts			
Executive Officers	Total	TIM Celular S.A.	TIM Participações S.A.
Number of members	**7.69**	**5.97**	**1.72**
Fixed annual compensation	**10,392,645**	**6,097,387**	**4,295,257**
Salary or Compensation for work	8,084,284	4,250,945	3,833,339
Direct and Indirect benefits	1,162,936	834,351	328,585
Participation in committees			
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,145,425	1,012,091	133,334
Description of other fixed compensations			
Variable Compensation	**7,123,241**	**2,024,178**	**5,099,063**
Bonus	7,123,241	2,024,178	5,099,063
Profit Sharing			
Participation in meetings			
Commissions			
Others			
Description of other fixed compensations			
Post-Employment			
Termination of the term of office			
based on shares	**1,200,029**	**1,685,882**	**-485,853**
Comments			Reversal of provision due to the loss of eligibility of 1 (one) participant upon termination of the contract
Total Compensation with INSS	**17,570,490**	**8,795,357**	**8,775,134**
Total Compensation without INSS	**18,682,805**	**9,774,338**	**8,908,467**

Executive Officers	Budgeted 2016	Actual 2016
Number of members	**8**	**7.7**
Amounts in Brazilian Reais		
Total annual compensation	**24,303,416**	**18,682,805**

Year 2016 Actual	Executive Officers
Number of members	**7.69**
Amounts in Brazilian Reais	
Fixed annual compensation	**10,359,535**
Salary or Compensation for work	8,084,284
Direct and Indirect benefits	1,162,936
Participation in committees	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,112,315
Variable Compensation	**7,123,241**
Bonus	7,123,241
Profit Sharing	N/A
Participation in meetings	N/A
Commissions	N/A
Others	N/A
Post-employement benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	**1,200,029**

Year 2017 Budgeted	Executive Officers
Number of members	**8**
Amounts in Brazilian Reais	
Fixed annual compensation	**12,265,542**
Salary or Compensation for work	9,484,931
Direct and Indirect benefits	1,662,703
Participation in committees	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	1,117,908
Variable Compensation	**9,367,550**
Bonus	9,367,550
Profit Sharing	N/A
Participation in meetings	N/A
Commissions	N/A
Others	N/A
Post-employement benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	**6,694,715**

Board of Directors	Budgeted 2016	Actual 2016
Number of members	**10**	**6.0**
Amounts in Brazilian Reais		
Total annual compensation	**3,787,200**	**2,526,720**

Year 2016 Actual	Board of Directors
Number of members	**6**
Amounts in Brazilian Reais	
Fixed annual compensation	**1,956,720**
Salary or Compensation for work*	1,404,000
Direct and Indirect benefits	N/A
Participation in committees	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	552,720
Variable Compensation	**570,000**
Bonus	N/A
Profit Sharing	N/A
Participation in meetings	570,000
Commissions	N/A
Others	N/A
Post-employment benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	N/A

Year 2017 Budgeted	Board of Directors
Number of members	**10.0**
Amounts in Brazilian Reais	
Fixed annual compensation	**4,278,000**
Salary or Compensation for work*	2,556,000
Direct and Indirect benefits	N/A
Participation in committees	984,000
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	738,000
Variable Compensation	**150,000**
Bonus	N/A
Profit Sharing	N/A
Participation in meetings	150,000
Commissions	N/A
Others	N/A
Post-employment benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	N/A

In addition to the members of the Board of Directors mentioned above, there are **4.0** members, who fully resigned from their compensation during the fiscal year 2016.

Fiscal Council	Budgeted 2016	Actual 2016
Number of members	**3**	**3**
Amounts in Brazilian Reais		
Total annual compensation	**604,800**	**638,549**

Year 2016 Actual	Fiscal Council
Number of members	**3.0**
Amounts in Brazilian Reais	
Fixed annual compensation	**638,549**
Salary or Compensation for work	498,867
Direct and Indirect benefits	N/A
Participation in committees	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	139,683
Variable Compensation	N/A
Bonus	N/A
Profit Sharing	N/A
Participation in meetings	N/A
Commissions	N/A
Others	N/A
Post-employment benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	N/A

Year 2017 Budgeted	Fiscal Council
Number of members	**3.0**
Amounts in Brazilian Reais	
Fixed annual compensation	**604,800**
Salary or Compensation for work	504,000
Direct and Indirect benefits	N/A
Participation in committees	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	100,800
Variable Compensation	N/A
Bonus	N/A
Profit Sharing	N/A
Participation in meetings	N/A
Commissions	N/A
Others	N/A
Post-employment benefits	N/A
Benefits for the termination of the term of office	N/A
Compensation based on shares	N/A

g. existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

The Company does not provide compensation or benefit linked to the occurrence of corporate event.

13.2 - Total compensation of the Board of Directors, Executive Officers and Fiscal Council.

Total compensation of the Fiscal Year on 12/31/2017 - Budgeted				
	Board of Directors	Executive Officers	Fiscal Council	Total
N. of members	10	8	3.0	21
Fixed annual compensation	**4,278,000**	**12,265,542**	**604,800**	**17148341.88**
Salary or Compensation for work	2,556,000	9,484,931	504,000	12,544,931
Direct and Indirect benefits		1,662,703		1,662,703
Participation in committees				
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	738,000	1,117,908	100,800	1,956,708
Description of other fixed compensations				
Variable Compensation	**150,000**	**9,367,550**		**9,517,550**
Bonus		9,367,550		9,367,550
Profit Sharing				
Participation in meetings	150,000			150,000
Commissions				
Others				
Description of other fixed compensations				
Post-Employment				
Termination of the term of office				
based on shares		**6,694,715**		**6,694,715**
Comments				
Total Compensation with INSS	4,428,000	28,327,807	604,800	33,360,607
Total Compensation without INSS	**3,690,000**	**27,209,899**	**504,000**	**31,403,899**

Total compensation of the Fiscal Year on 12/31/2016 - Annual Amounts				
	Board of Directors	Executive Officers	Fiscal Council	Total
Number of members*	6	7.7	3.0	16.6
Fixed annual compensation	**1,956,720**	**10,359,535**	**638,549**	**12,954,804**
Salary or Compensation for work	1,404,000	8,084,284	498,867	9,987,151
Direct and Indirect benefits		1,162,936		1,162,936
Participation in committees				
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	552,720	1,112,315	139,683	1,804,717
Description of other fixed compensations				
Variable Compensation	**570,000**	**8,323,270**		**8,893,270**
Bonus		7,123,241		7,123,241
Profit Sharing				
Participation in meetings	570,000			570,000
Commissions				
Others				
Description of other fixed compensations				
Post-Employment				
Termination of the term of office				
based on shares		**1,200,029**		**1,200,029**
Comments				
Total Compensation with INSS	2,526,720	18,682,805	638,549	21,848,074
Total Compensation without INSS	**1,974,000**	**17,570,490**	**498,867**	**20,043,357**

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

Total compensation of the Fiscal Year on 12/31/2015 - Annual Amounts				
	Board of Directors	Executive Officers	Fiscal Council	Total
Number of members*	5.4	7.3	3.0	15.6
Fixed annual compensation	**1,634,200**	**9,600,520**	**597,520**	**11,832,240**
Salary or Compensation for work	1,300,000	6,693,084	497,933	8,491,018
Direct and Indirect benefits		1,252,905		1,252,905
Participation in committees		N/A		
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	334,200	1,654,530	99,587	2,088,317
Description of other fixed compensations				
Variable Compensation	**371,000**	**2,836,923**		**3,207,923**
Bonus		2,836,923		2,836,923
Profit Sharing				
Participation in meetings	371,000			371,000
Commissions				
Others				
Description of other fixed compensations				
Post-Employment				
Termination of the term of office				
based on shares		**3,028,706**		**3,028,706**
Comments	In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4.6 members who fully abdicated from their compensation.	The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their Subsidiaries, were fully borne by its Subsidiary TIM Celular SA, with the exception of 1.04 officer that has its compensation supported by TIM Participações.		
Total Compensation with INSS	2,005,200	15,466,149	597,520	18,068,869
Total Compensation without INSS	**1,671,000**	**13,811,619**	**497,933**	**15,980,552**

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

Total compensation of the Fiscal Year on 12/31/2014 - Annual Amounts				
	Board of Directors	Executive Officers	Fiscal Council	Total
Number of members*	4.3	7.8	4.3	16.4
Fixed annual compensation	**916,760**	**8,969,752**	**728,000**	**10.614.52**
Salary or Compensation for work	759,300	6,236,110	606,667	7,602,077
Direct and Indirect benefits		1,150,731		1,150,731
Participation in committees				
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	157,460	1,582,911	121,333	1,861,704
Description of other fixed compensations				
Variable Compensation	**28,000**	**3,097,967**		**3,125,967**
Bonus		3,097,967		3,097,967
Profit Sharing				
Participation in meetings	28,000			28,000
Commissions				
Others				
Description of other fixed compensations				
Post-Employment				
Termination of the term of office				
based on shares		**3,463,529**		**3,463,529**
Comments	It is worth to emphasize that there is still an amount equivalent to 5 members of the Board of Directors who fully abdicated from their compensation.	The compensation of the officers of the Company (including expats) as a result of the activities performed for the Company and their Subsidiaries, were fully borne by its Subsidiary TIM Celular SA, with the exception of 1 officer that has its compensation supported by TIM Participações.		
Total Compensation with INSS	944,760	15,531,248	728,000	17,204,008
Total Compensation without INSS	**787,300**	**13,948,337**	**606,667**	**15,342,304**

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

13.3. With respect to variable compensation in the last 3 fiscal years and planned for the current fiscal year of the Board of Directors, the Executive Officers and the Fiscal Council, prepare a table with the following content:

The figures for the MBO and bonus (*una tantum*) programs of the Executive Officers are directly related to the parent companies of which their members belong.

Fiscal Year 2017 Budgeted	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	**10**	**3**	**8**	**21**
Amounts in Brazilian Reais				
MBO	**0**	**0**	**16,573,358**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	7,205,808	0
Maximum value provided in the Compensation plan	N/A	N/A	9,367,550	0
Bonus (one-off)	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

The figures for the MBO and bonus (*una tantum*) programs of the Executive Officers are directly related to the parent companies of which their members belong.

Fiscal Year 2016 Actual	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	**6**	**3.0**	**7.9**	**16.89**
Amounts in Brazilian Reais				
MBO	**0**	**0**	**17,329,141**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	7,220,475	0
Maximum value provided in the Compensation plan	N/A	N/A	10,108,666	0
Bonus (one-off)	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

The figures for the MBO and bonus (*una tantum*) programs of the Executive officers are directly related to the parent companies of which their members belong.

Fiscal Year 2015 Actual	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	**5.4**	**3**	**7**	**15.4**
Amounts in Brazilian Reais				
MBO	**0**	**0**	**8,469,367**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	3,257,449	0
Maximum value provided in the Compensation plan	N/A	N/A	5,211,918	0
Bonus (one-off)	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

In addition to the members of the Board of Directors mentioned above, there are **4.6** members, who fully resigned from their compensation during the fiscal year 2015.

In addition to the members of the Board of Directors mentioned above, there are **4** members, who fully resigned from their compensation during the fiscal year 2016.

Fiscal Year 2014 Actual	Board of Directors	Fiscal Council	Executive Officers	Total
Number of members	**4**	**3**	**7.8**	**14.8**
Amounts in Brazilian Reais				
MBO	**0**	**0**	**9,627,791**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	0	0
Target value provided in the Compensation plan	N/A	N/A	3,702,996	0
Maximum value provided in the Compensation plan	N/A	N/A	5,924,794	0
Bonus (one-off)	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

In addition to the members of the Board of Directors mentioned above, there are **5** members, who fully resigned from their compensation during the fiscal year 2014.

13.4. Regarding the compensation plan based on stocks of the Board of Directors and the Executive Officers, in the last fiscal year and estimated for the current fiscal year, describe:

a. Terms and general conditions

In the Extraordinary General Meeting held on August 5, 2011, we approved the Long Term Incentive Plan, valid from 2011 to 2013, which consists of a stock option plan (the "Plan"). Under the Plan, officers and employees of the Company and its parent companies ("Beneficiaries") are eligible to receive stock option or subscription of our shares upon signing the option agreement for stock purchase and / or subscription ("Option Agreement"), which shall specify: (a) the amount of the stocks subject matter of grant; (b) the conditions for entitlement to exercise the option; (c) the final term for exercising the option, subject to the limit of 6 years from the date of grant; and (d) the criteria for defining the exercise price and payment terms.

In the Extraordinary General Meeting held on April 10, 2014, we approved a new Long Term Incentive Plan, valid from 2014 to 2016 which follows the same characteristics mentioned above.

The plans are managed by our Board of Directors, which may delegate powers to specify our Compensation Committee, observed the terms of the Plan and the limits set in law and on our by-laws. Under these terms, the Board of Directors can:

(i) decide on any and all measures concerning the administration of the Plan, interpretation, detailing and application of the general rules established thereon;

(ii) modify the terms and conditions of the options granted in order to adapt them to any requirements that may be necessary due to any legal or regulatory amendment applicable to the Plan or the Option Agreement;

(iii) analyze exceptional cases arising from or related to the Plan; and

(iv) select the Beneficiaries, at its sole discretion, in the form of the Plan.

It is forbidden for the Board of Directors, except for the adjustments expressly permitted by the Plan: (i) increase the total limit of shares that may be granted by the exercise of options granted; (ii) change the provisions on the eligibility of beneficiaries; or (iii) without the owner's consent, change or impair any rights or obligations under the Option Agreements signed with any Beneficiaries.

In order to satisfy the exercise of options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the authorized capital limit, or (ii) sell shares held in treasury to the Beneficiaries.

Options granted to the Beneficiaries shall be held in the course of a period of up to 3 years from the date of approval of the Plan, and the Board of Directors shall define the time and frequency of the grants.

Options granted under the Plan may be exercised by the Beneficiaries in accordance with minimum grace periods established below:

(a) up to 1/3 of the option shares may be acquired or subscribed from 1 year from the date of signing the Option Agreement;

(b) up to 2/3 of the option shares may be acquired or subscribed from 2 years from the date of signing the Option Agreement; and

(c) the totality of the option shares may be acquired or subscribed from 3 years from the date of signing the Option Agreement;

No Beneficiary shall have any rights or privileges of shareholder of the Company up until the options are properly exercised and the shares which are the object of such options are subscribed or acquired and fully paid off.

Taxes and charges related to the financial benefit arising from the exercise of the options will be the exclusive responsibility of the Beneficiaries.

The granting of options under the Plan shall not prevent the Company from participating in corporate restructuring operations, such as transformation, merger or spin-off, and the Board of Directors shall decide on the effects of corporate reorganization for the options granted to the date of event.

In case of change the amount of Company's shares, because of an increase or reduction of capital, grouping, split, bonus, conversion of shares of a type or class into another or conversion of other securities issued by the Company into shares, the options and the exercise price shall also be adjusted by the Board of Directors, in order to avoid any distortions and losses to the Company, its shareholders and Beneficiaries.

After the closing of the Long Term Incentive Plan, established for 2014 to 2016 period, the Company will review its concession model for 2017 fiscal year, according to the assumptions described on iten "b" below, by the submission of the rules for approval by the competent bodies

b. Main goals of the plan

The Plan aims mainly: (i) align the interests of our management with shareholder interests (performance and value creation) and strengthen the long-term commitment; (ii) composing an integrated incentive system in order to balance the timescale (short- vs. long-term) and nature of targets (industrial versus stock); (iii) increase the competitiveness of the compensation package of our business; and (iv) be an important retention tool.

c. method the plan contributes to these goal

When making possible that Beneficiaries become our shareholders in special conditions, we expect to encourage them to effectively commit themselves to the creation of value and to carry out their duties aligned with the shareholders' interests, the social objectives and our growth plans, thereby maximizing our profit and generating a long term relationship with our Company. The granting of stock options and / or subscription of shares also stimulates the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of shares, without, however, compromising the growth and future appreciation of the shares. It is reached, yet, through this model, risk sharing and our earnings sharing through the valuation of the shares acquired under the option plan. Additionally, the model adopted expected to be effective as managers and employees' retention mechanism, due mainly to the share of the appreciation of our actions.

d. how the plan fits into the issuer's compensation policy

The Plan is part of our compensation policy, which seeks, in addition to fair retribution and reflex of performance, adequately compensate the competence and responsibility of our executives who have distinguished themselves by contributing significantly to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

The options granted under the Plan, as well as their exercise by the Beneficiaries, have no relationship or are linked to their compensation, fixed or variable, or any profit sharing.

e. How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The options granted based on the Plan bring different mechanisms that allow the alignment of interests of managers in different time horizons. The possibility of our Board of Directors to determine the opportunity in which the Option Agreements may be settled causes the Beneficiaries to commit themselves to the constant appreciation of our actions in the short-, medium- and long-term.

f. Maximum number of shares covered

The options granted under the Plan, including those exercised or not, and excluding those canceled under the Plan may confer rights on a number of shares not to exceed 2% of the Company's shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the authorized capital of the Company.

g. Maximum number of options to be granted

The number of options to be granted will be determined by the Board of Directors, based on the proposal prepared by the Compensation Committee. Anyway, each Option Agreement will ensure to the Beneficiary the right to purchase and / or subscribe at least one share of our company so that the maximum number of options granted is directly linked to the limit described in item "f" above.

h. Conditions for acquisition of shares

The conditions for acquisition of shares, as provided for in the Plan will be provided in the Option Agreement to be entered into with each of the Beneficiaries. The Board of Directors may treat differently Beneficiaries who are in a similar situation and are not bound by any rule of equality or analogy, to extend to other Beneficiaries any condition or decision that it deems applicable only to one or more determined Beneficiaries.

i. Criteria for setting the purchase or exercise price

The exercise price of the options granted ("Exercise Price") shall be fixed by the Board of Directors based on the recommendation of the Compensation Committee and the following variables according to their Plans:

1. **Plan 2011 - 2013**

(i) Measurement Date of the Base Price of the Share: date to be fixed by the Board of Directors prior to the granting of options under the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: may vary according to Grant, and shall be as follows:

1st Grant: average value of the price of our shares, weighted according to the financial volume of trades in the last 30 days at BM&FBOVESPA immediately preceding the Date of Measurement of the Base Price of the Share;

2nd Grant: average value of the price of our shares, weighted according to the financial volume of trades in BM&FBOVESPA in the two months immediately preceding the Date of Measurement of the Base Price of the Share;

3rd Grant: average value of the price of our shares, weighted according to the daily financial volume of trades made in the last 30 days at BM&FBOVESPA immediately prior to the Date of Measurement of the Base Price of the Share;

(iii) Date of Measurement: The date to be fixed by the Board of Directors, prior to the initial term of the exercise period of the options granted under the Plan (as stipulated in the respective Option Agreements), to determine the indicators of Relative Performance, Absolute Performance, Relative Performance Index and other indicators necessary for the determination of the Exercise Price;

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Relative Performance Comparison Index:

1st Grant: weighted average by capitalization in the stock exchange of absolute performance of shares of Similar Companies and changes in representative index of securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the financial volume of business conducted within 30 (thirty) days immediately preceding the Date of Measurement of the Exercise Base Price and within 30 (thirty) days immediately preceding the Date of Measurement. In case of extraordinary events that may affect the normal course of business of stocks and indices mentioned in this item and prevent the objective confrontation of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

2nd Grant: weighted average of the absolute performance of the shares issued low the Similar Companies and changes in representative index of securities portfolio, chosen by the Board of Directors and according to pre-defined weights, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the financial volume of business conducted within 02 (two) days immediately preceding the Date of Measurement of the Exercise Base Price and within 02 (two) days immediately preceding the Date of Measurement. In case of extraordinary events that may affect the normal course of business of stocks and indices mentioned in this item and prevent the objective confrontation of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

3rd Grant: weighted average by capitalization in the stock exchange of absolute performance of shares of Similar Companies and changes in representative index of securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the financial volume of business conducted within 30 (thirty) days immediately preceding the Date of Measurement of the Exercise Base Price and within 30 (thirty) days immediately preceding the Date of Measurement. In case of extraordinary events that may affect the normal course of business of stocks and indices mentioned in this item and prevent the objective confrontation of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

(vi) Absolute Performance:

1st Grant: Percentage of variation between the Base Price of the Share and the average price value of the Shares, weighted according to the daily trading volume of trades performed in the last 30 days at BM&FBOVESPA immediately prior to the Date of Measurement;

2nd Grant: Percentage of variation between the Base Price of the Share and the average price value of the Shares, weighted according to the daily trading volume traded on the BM&FBOVESPA during the 02 (two) months immediately prior to the Date of Measurement;

3rd Grant: Percentage of variation between the Base Price of the Share and the average price value of the Shares, weighted according to the daily trading volume of trades performed in the last 30 days at BM&FBOVESPA immediately prior to the Date of Measurement; and

(vii) Relative Performance: quotient resulting from the division of Absolute Performance by the Relative Performance Comparison Index.

If the Relative Performance is between the Minimum Goal of Relative Performance and the Relative Performance Goal, the Exercise Price shall be adjusted positively as the percentage that will be recommended by the Compensation Committee and defined by the Board of Directors, limited such adjustment to 4% of Base Price of the Share.

If Relative Performance is above the Relative Performance Goal, the Exercise Price will be adjusted negatively according to the percentages that may be recommended by the Compensation Committee and defined by the Board of Directors, limited such adjustment to 10% of the Base Price of the Share.

1. Plan 2014 - 2016

(i) Measurement Date of the Base Price of the Share: date to be fixed by the Board of Directors prior to the granting of options under the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: may vary according to Grant, and shall be as follows:

1st, 2nd and 3rd Grants: average value of the price of our shares, weighted according to the daily financial volume of trades made in the last 30 days at BM&FBOVESPA immediately prior to the Date of Measurement of the Base Price of the Share;

(iii) Date of Measurement: date to be fixed by the Board of Directors prior to the starting date of the exercise period of the options granted under the Plan (as stipulated in the respective Option Agreements), to calculate TIM positioning relative to the benchmark panel considering a ranking of TSR (Total Shareholder Return), necessary for calculation of the Exercise Price.

(iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining price change of Share and the Dividends to demonstrate the return provided to shareholders. It is calculated using the following formula: (Final Price of the Share - Initial Price of the Share + Dividends) / Initial Price of the Share. For assessment purposes of this indicator, when a company has more than one kind of share, the result of the TSR of each is weighted by its total market value (volume of shares x price of the Shares), with reference to the period Initial Price of the Share;

(vi) Absolute Performance:

1st, 2nd and 3rd Grant: the model defined in the Plan does not consider assessment of absolute performance.

(vii) Relative Equity Performance: ranking of equity performance, including the shares of TIM Participações S/A and Similar Companies and / or representative index portfolio of securities, calculated using the concept of Total Shareholder Return.

If the position reached by the Company's Shares is between the last position and the middle position, the Exercise Base Price shall be adjusted positively according to the percentages listed in Annex I, this adjustment is limited to:

(a) 5% of Base Price of the Share for the 1st Grace Period;

(b) 10% of Base Price of the Share for the 2nd Grace Period;

(c) 15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and the middle position, the Exercise Base Price shall be adjusted negatively according to the percentages listed in Annex I, this adjustment is limited to:

(a) -5% of Base Price of the Share for the 1st Grace Period;

(b) -10% of Base Price of the Share for the 2nd Grace Period;

(c) -15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the right of the beneficiary of 25% of the options that mature at that time will be extinguished.

j. Criteria for fixing the term of exercise

The Board of Directors will establish the deadline for exercising the options individually for each Beneficiary in the respective Option Agreements. Notwithstanding, in terms of each Plan, the term for exercising the options should be a maximum of six years from the date of the grant.

k. Settlement method

Payment of the Exercise Price shall be made in cash, upon acquisition, with the Beneficiary's resources.

Alternatively, if the Beneficiary's relationship with the Company is in force, the Board of Directors may: (i) approve the granting to the Beneficiary of specific term for payment by the Beneficiary of the Exercise Price, according to the Plan; or (ii) approve the granting of funding for the Beneficiary, which, at the discretion of the Board of Directors, may be formalized by issuing *pro soluto* promissory note issued by the Beneficiary for the benefit of the Company.

The financing assumption by the Company, its discharge by the Beneficiary shall be made no later than 5 calendar days (for fiscal years concerning the Plan 2011-2013) or 10 business days (for fiscal years concerning the Plan 2014-2016), providing to the Beneficiary making it with the proceeds from the sale of shares subject matter of the option.

l. Restrictions on transfer of shares

The Board of Directors, in its sole discretion, may impose restrictions on the transfer of shares acquired or subscribed upon exercise of the stock option and / or subscription of our shares.

m. Criteria and events that, when found, will cause the suspension, modification or termination of the plan

Without prejudice to the requirements of the Plan or any of the Stock Option Agreements, the options granted under the Plan shall be automatically extinguished, ceasing all effects of full right, in the following cases:

(i) upon their full exercise;

(ii) after the expiration of the term of the options;

(iii) upon the termination of the Option Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries; and

(vi) in assumptions of resignation of the Beneficiary described in item "n" below.

n. Effects of the resignation of the Administrator from the Company's agencies on their rights under the share-based compensation plan

If the the Beneficiary leave the Company on their own, or if the termination of the mandate, termination of the Beneficiary's employment agreement work or provision of services has been given by a decision of the Company and without the occurrence of cause (or without the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), the rights arising from the option not exercisable on the date of termination, according to the rules of the Option Agreement will be automatically terminated by operation of law, regardless of prior notice or indemnity. With respect to the option whose rights may be exercised by the Beneficiary on the date of termination, according to the rules of the Option Agreement, for 2011-2013 Plan, such rights may be exercised within 30 days from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or compensation. If any grace period has been expired according to the Plan and, cumulatively, not in the course of the option exercise periods, the Beneficiary may exercise the option in the exercise period subsequent to resignation, applying the same conditions established for the definition of the Exercise Price in such a period of exercise and limited to the option exercise to the number of shares subject to subscription or acquisition on the date of termination.

For 2014-2016 Plan, such rights may be exercised within 6 months from resignation date, undr penalty of extinction, by right, independently from previews notice or indemnity. Nevertheless, it will be provided to the Board of Directors, on an exceptional basis, early exercise period related to options granted to the Beneficiaries of the Company who resigned or were dismissed, as a result from the above causes.

In case of termination by the Company's initiative during the period up to 12 months after the event date that features the transfer of the Company's control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors take the necessary measures to this end, including the definition of the option exercise conditions.

If the interruption of the mandate, termination of the employment agreement or provision of services of the Beneficiary has been occurred by the Company's decision for cause (or the occurrence of facts that would constitute just cause if the Beneficiary were the Company's employee), any right under the Option Agreement shall be deemed automatically terminated by operation of law, regardless of prior notice or compensation.

In case of termination by retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or compensation.

In the event of termination by the Beneficiary's permanent disability, the Beneficiary can fully exercise the option with respect to vested or unvested rights at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of termination by operation of law, regardless of prior notice or compensation.

In case of death of the Beneficiary, their heirs and successors may fully exercise the option with respect to vested or unvested rights at the time of death, according to the rules of the Option Agreement, no later than 1 year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or compensation.

For the purposes of the Plan, it shall not be considered occurred termination in the event of the Beneficiaries being relocated in another company of the same group of Company, understood any direct or indirect parent company of the Company, affiliated company, subsidiary or subject to common control.

Considering the possibility of revision of the Long Term Incentive Plan, for 2017 fiscal year, mentioned on item 13.4.a, the criteria defined may impact the content of other itens of this section, demanding an update of this document when a new plan be approved by the competent corporate bodies.

13.5. With respect to compensation recognized in the last 3 fiscal years and planned for the current fiscal year of the Board of Directors and the Executive Officers, prepare a table with the following content:

Compensation based on shares - Year 2016	Board of Directors	Executive Officers
Number of members	-	**8**
Weighted average price of the year:	-	
(a) Options pending in the beginning of the fiscal year*	-	R$ 8.10
(b) Options lost during of the fiscal year	-	N/A
(c) Options exercised during the fiscal year	-	N/A
(d) Options expired during the fiscal year	-	N/A
Potential dilution in case of exercise of all options granted	-	**0.16%**
Grant of stock purchase options	-	
Date of Grant	-	29/set/16
Amount of options granted	-	2,601,158
Term for the options to be exercised	-	1/3 on 29/sept/2017; 1/3 on 29/sept/2018 and 1/3 on 29/sept/2019
Maximum term for the exercise of the options	-	29/set/2022
Term of restriction to the transfer of shares	-	N/A
Fair value of the options on the date of grant	-	**R$ 6,286,132**

It should be noted that the members of our Board of Directors have no share-based compensation, and that, in the fiscal year ended on December 31, 2010 and 2009, we did not have a stock option plan.

The compensation plan based on shares for the fiscal year 2016 has not yet been approved, reason why the information will be made available throughout the year.

Compensation based on shares - Year 2015	Board of Directors	Executive Officers
Number of members	-	**8**
Weighted average price of the year:	-	
(a) Options pending in the beginning of the fiscal year*	-	R$ 8.45
(b) Options lost during of the fiscal year	-	N/A
(c) Options exercised during the fiscal year	-	N/A
(d) Options expired during the fiscal year	-	N/A
Potential dilution in case of exercise of all options granted	-	**0.14%**
Grant of stock purchase options	-	
Date of Grant	-	16/oct/2015
Amount of options granted	-	1,889,027
Term for the options to be exercised	-	1/3 on 16/oct/2016; 1/3 on 16/oct/2017 e 1/3 on 16/oct/2018
Maximum term for the exercise of the options	-	16/out/2021
Term of restriction to the transfer of shares	-	N/A
Fair value of the options on the date of grant	-	**R$ 4,439,213**

Compensation based on shares - Year 2014	Board of Directors	Executive Officers
Number of members	-	**7**
Weighted average price of the year:	-	
(a) Options pending in the beginning of the fiscal year*	-	R$ 13.42
(b) Options lost during of the fiscal year	-	N/A
(c) Options exercised during the fiscal year	-	N/A
(d) Options expired during the fiscal year	-	N/A
Potential dilution in case of exercise of all options granted	-	**0.03%**
Grant of stock purchase options	-	
Date of Grant	-	29/sept/2014
Amount of options granted	-	717,450
Term for the options to be exercised	-	1/3 On 29/sept/2015; 1/3 On 29/sept/2016 e 1/3 On 29/sept/2017
Maximum term for the exercise of the options	-	44103
Term of restriction to the transfer of shares	-	N/A
Fair value of the options on the date of grant	-	**R$ 3,178,304**

** The **Weighted Average Price of Exercise** reported in the above tables correspond to the **Base Price of the Share** adjusted, either higher or lower, as a result of Relative Equity Performance and the other rules contained in the Plan. The values refer to the grant made in each respective fiscal year.*

13.6. Regarding the outstanding options of the Board of Directors and the Executive Officers at the end of the last fiscal year, prepare a table with the following content:

2016:

- 1st Grant - Plan 2011-2013

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	9
Options which cannot yet be exercised	
Quantity	**0**
Date due to be able to be exercised	1/3 on 5/aug/2012; 1/3 on 5/aug/2013 and 1/3 on 5/aug/2014
Maximum term for the exercise of the options	05/aug/2017
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.84
Fair value of stock options on the last day of the fiscal year	R$ 2.61
Options to exercise	
Quantity	**0**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	R$ 2.61
Fair value of total stock options on the last day of the fiscal year	N/A

- 2nd Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	8
Options which cannot yet be exercised	
Quantity	**180,317**
Date due to be able to be exercised	N/A
Maximum term for the exercise of the options	05/Sept/2018
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.96
Fair value of stock options on the last day of the fiscal year	R$ 2.74
Options to exercise	
Quantity	**0**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	R$ 2.74
Fair value of total stock options on the last day of the fiscal year	R$ 494,095

- 3rd Grant –2011 – 2013 Plan

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	9
Options which cannot yet be exercised	
Quantity	**602,686**
Date due to be able to be exercised	N/A
Maximum term for the exercise of the options	30/jul/2019
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.13
Fair value of stock options on the last day of the fiscal year	R$ 3.02
Options to exercise	
Quantity	**0**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	R$ 3.02
Fair value of total stock options on the last day of the fiscal year	R$ 1,818,103

- 1st Grant –2014 – 2016 Plan

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	7
Options which cannot yet be exercised	
Quantity	**239,150**
Date due to be able to be exercised	29/sept/2017
Maximum term for the exercise of the options	29/Sept/2020
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 13.42
Fair value of stock options on the last day of the fiscal year	R$ 4.43
Options to exercise	
Quantity	**133,378**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 13.87
Fair value of stock options on the last day of the fiscal year	R$ 4.43
Fair value of total stock options on the last day of the fiscal year	R$ 1,650,299

2nd Grant – 2014-2016 Plan

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	8
Options which cannot yet be exercised	
Quantity	**546,783**
Date due to be able to be exercised	50% on 16/oct/2017 and 50% on 16/oct/2018
Maximum term for the exercise of the options	16/oct/2021
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.45
Fair value of total stock options on the last day of the fiscal year	R$ 2.35
Options to exercise	
Quantity	**273,392**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.73
Fair value of stock options on the last day of the fiscal year	R$ 2.35
Fair value of total stock options on the last day of the fiscal year	R$ 1,927,411

3rd Grant – 2014-2016 Plan

Options pending at the end of the fiscal year ended on 12/31/2016	Executive Officers
No. of members	7
Options which cannot yet be exercised	
Quantity	**2,601,158**
Date due to be able to be exercised	1/3 on 29/sept/2017; 1/3 on 29/sept/2018 and 1/3 on 29/sept/2019
Maximum term for the exercise of the options	29/sept/2022
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	R$ 8.10
Fair value oftotal stock options on the last day of the fiscal year	R$ 2.42
Options to exercise	
Quantity	**0**
Maximum term for the exercise of the options	N/A
Term of restriction to the transfer of stock	N/A
Fiscal year weighted average price	N/A
Fair value of stock options on the last day of the fiscal year	R$ 2.42
Fair value of total stock options on the last day of the fiscal year	R$ 6,286,132

Notes:

1. The **2nd and 3rd Grants of the Plan 2011-2013**, although they have met the term to become exercisable in their totality, they have not yet fulfilled the minimum conditions of performance so that they can be exercised.

2. The **Plan 2014-2016** does not establish minimum condition of performance for the exercise of options. Thus, the possibility of exercise is linked to the definition of specific period for such, determined by the Board of Directors.

13.7. In relation to the options exercised and shares delivered related to stock-based compensation of the Board of Directors and the Executive Officers in the past 3 fiscal years, prepare a table with the following content:

The following is the information about the exercise of options held in 2014. For the fiscal years 2013 and 2015 there was no exercise of options.

2014:

Options exercised - fiscal year ended on 12/31/2014	Board of Directors	Executive Officers
N. of members	9	8
Options exercised	N/A	2,088,629
Number of shares	N/A	2,088,629
Weighted average price of the year	N/A	7.8
Difference between the exervise value and market value of the shares related to the options exercised	N/A	4.42
Shares delivered	N/A	N/A
Number of shares delivered	N/A	N/A
Weighted average price of purchase	N/A	N/A
Difference between the purchase value and market value of the shares purchased	N/A	N/A

13.8. Summary description of the information required to understand the data disclosed in items 13.5 to 13.7, as well as explanation of the pricing method of the value of the shares and options, indicating, at least:

a. pricing model	Monte Carlo simulation for all grants, due to the performance dependency of the Companies for definition of the exercise price.
b. data and assumptions used in the pricing model, including the shares weighted average price, exercise price, expected volatility, option life term, estimated dividends and interest rate free of risk	**2011-2013 Plan - Grant 2012** - share weighted average price of BRL 8.96 on the date of the grant, volatility of 50.46% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 8.89% per year. **2011-2013 Plan - Grant 2013** - share weighted average price of BRL 8.13 on the date of the grant, volatility of 48.45% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 10.66% per year. **2014-2016 Plan - Grant 2014** - share weighted average price (base price) of BRL 13.42 on the date of the grant, volatility of 44.6% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 10.66% per year. **2014-2016 Plan - Grant 2015** - share weighted average price (base price) of BRL 8.45 on the date of the grant, volatility of 35.50% per year, an estimated option life corresponding to 6 years, and an annual interest rate without risk of 16.1% per year.
c. method used and assumed premises to incorporate the expected effects of early exercise	There is no possibility of performing early exercise. The exercise periods are pre-determined by the Board of Directors.
d. determination method of the expected volatility	Calculated from the correlation between the TIM's historical results and other companies' that make up the panel of participating companies, in addition to Ibovespa index, observing the daily returns in the historical period of six years (validity of the Plan) before the Evaluation date.
e. if any other option characteristic was incorporated into the fair value measurement	Given the characteristics of the options plan, since the options exercise price depends on the performance price of a group of shares/index, the Monte Carlo method was used in the evaluation and incorporated the probability of expected returns of stock prices/index in the pricing model.

13.9. Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, companies controlled by or under common control, by members of the Board of Directors, the Executive Officers or the Fiscal Council, grouped by agency, on the closing date of the last fiscal year

On December 31, 2016:

Board of Directors		
Securities	Characteristics of the Security	Quantity
Shares	Ordinary Nominative	120
Executive Officers		
Securities	Characteristics of the Security	Quantity
Shares	Ordinary Nominative	26,900
Fiscal Council		
Securities	Characteristics of the Security	Quantity
Shares	Ordinary Nominative	73
Controlling Shareholder		
Securities	Characteristics of the Security	Quantity
Shares	Ordinary Nominative	1,611,969,946

13.10. Regarding the retirement plans in effect for members of the Board of Directors and Executive Officers, provide the following information in tabular form:

Fiscal Year 2016	Board of Directors	Executive Officers
Number of members	6	7.69
Plan's participants	0	5
Plan's Name	N/A	Plano de Previdência Complementar TIM
Number of executives with retirement conditions	N/A	0
Antecipated retirement conditions	N/A	No
Updated cumulative value of accrued contributions to the close of the last fiscal year, discounting the portion relating to contributions made directly by the executives	N/A	1,485,423.06
Updated cumulative value of accrued contributions made during the last fiscal year, discounting the portion relating to contributions made directly by the executives	N/A	430,497.76
Posssibility and conditions of early redemption	N/A	Yes

* The accumulated value can vary negatively due to the early leaving of a participant of the Pension Plan.

In addition to the members of the Board of Directors mentioned above, there are **4.0** members, who fully resigned from their compensation during the fiscal year 2016.

h. if there is the possibility of early redemption and which conditions

In this plan, all employees are eligible and can join at any time since during the periods agreed between TIM and Itaú Private Pension.

During the course of the contributions, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total redemption of the basic contribution will only be possible in case of cancelling the plan.

If the employee is dismissed before filling the conditions of eligibility for the benefit, they will redeem 100% of their contribution and for the contributions of TIM, it will be according to a percentage scale that begins with a 3 year working in the company, it redeems 30% and 10 years working in the company, it redeems 100% of the company value.

13.11. Maximum, Minimum and Medium Individual Compensation of the Board of Directors, the Executive Officers and the Fiscal Council

Annual Values

	Executive Officers			Board of Directors			Fiscal Council		
	2014	2015	2016	2014	2015	2016	2014	2015	2016
Number of members	7.8	7.3	7.7	4	5.4	6	3	3	3
Maximum Compensation (Reais)	-	-	-	-	-	-	-	-	-
Minimum Compensation (Reais)	-	-	-	-	-	-	-	-	-
Average Compensation (Reais)	1,991,186	1,886,976	2,283,529	219,712	311,366	329,000	169,302	168,474	169,107

* As a result of the preliminary injunction issued in the records No. 2010.5101002888-5, by the Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not disclose item 13.11.

13.12. Describe the contractual arrangements, insurance policies or other instruments structuring the compensation mechanisms or indemnity to the managers in case of destitution of position or retirement, appointing the financial consequences to the issuer

The contracts executed with the senior management comprising the Executive Officers are based on specific negotiations considering the importance of the office and the executive. For expats, there are no compensation arrangements or indemnity in case of removal from office. For the Brazilian Officer currently present in the Executive Officer, there are no financial guarantee.

There are also no different contracts for the Board of Directors or Fiscal Council granting any compensation or indemnification arrangements to them in case of removal from office or retirement.

13.13. In relation to the last 3 fiscal years, indicate the percentage of the total compensation of each body recognized in the issuer's results referring to members of the Board of Directors, Executive Officers or Fiscal Council that are related parties to the direct or indirect controlling companies, as defined by the accounting rules that deal with this subject

Regarding the members of management that are related parties to the direct or indirect controlling companies, indicate below the percentage of total compensation by agency recognized in the Company's results for the fiscal year 2014, 2015 and 2016:

Administrative Body	Percentage of compensation recognized in the income of		
	2014	2015	2016
Board of Directors	100%	100%	100%
Executive Officers	100%	100%	100%
Fiscal Council	100%	100%	100%

13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the issuer's income as compensation of members of the Board of Directors, Executive Officers and Fiscal Council, grouped by agency, for any reason other than the position they occupy, such as, commissions and consulting or advisory services rendered

We did not compensate for the fiscal years ended on December 31, 2014, 2015 and 2016 the members of the Board of Directors, Executive Officers or Fiscal Council, for any reason other than for the positions they hold.

13.15. In the past 3 fiscal years, indicate the amounts recognized in the income of controllers, direct or indirect, of the companies under common control and subsidiaries of the issuer as compensation to the members of the Board of Directors, the Executive Officers and Fiscal Council of the issuer, grouped by agency, specifying why these amounts were assigned to these individuals

The Executive Officers has its compensation recognized in the parent company TIM Celular S.A., with the exception of 1.72 directors who has a compensation borne by TIM Participações S.A. The Fiscal Council and the Board of Directors are paid by the parent company TIM Participações S.A.

Executive Officers*	Fiscal year ended in 2014	Fiscal year ended in 2015	Fiscal year ended in 2016
Total annual compensation	**13,948,337**	**16,310,139**	**18,894,433**
Fixed annual compensation	**7,386,841**	**10,324,961**	**10,528,751**
Salary or Compensation for work	6,236,110	7,209,351	8,202,534
Direct and Indirect benefits	1,150,731	1,333,394	1,180,792
Participation in committees	N/A	N/A	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	N/A	1,782,216	1,145,425
Variable Compensation	**3,097,967**	**2,956,472**	**8,365,682**
Bonus	3,097,967	2,956,472	7,165,653
Profit Sharing	N/A	N/A	N/A
Participation in meetings	N/A	N/A	N/A
Commissions	N/A	N/A	N/A
Others	N/A	N/A	N/A
Post-employement benefits	N/A	N/A	N/A
Benefits for the termination of the term of office	N/A	N/A	N/A
Compensation based on shares	**3,463,529**	**3,028,706**	**1,200,029**

Company's directors as a result of the activities performed for the Company and its subsidiaries have their pay fully supported by its Parent Company TIM Celular S.A., with the exception of 1.72 directors who have their compensation paid by TIM Participações in 2016.

Board of Directors*	Fiscal year ended in 2014	Fiscal year ended in 2015	Fiscal year ended in 2016
Total annual compensation	**948,300**	**2,035,000**	**2,526,720**
Fixed annual compensation	**913,300**	**1,664,000**	**1,956,720**
Salary or Compensation for work	913,300	1,300,000	1,404,000
Direct and Indirect benefits	N/A	N/A	N/A
Participation in committees	N/A	N/A	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	N/A	364,000	552,720
Variable Compensation	**35,000**	**371,000**	**570,000**
Bonus	N/A	N/A	N/A
Profit Sharing	N/A	N/A	N/A
Participation in meetings	35,000	371,000	570,000
Commissions	N/A	N/A	N/A
Others	N/A	N/A	N/A
Post-employement benefits	N/A	N/A	N/A
Benefits for the termination of the term of office	N/A	N/A	N/A
Compensation based on shares	N/A	N/A	N/A

* In 2014, it is included the compensation granted to 1 (one) expert member.

Board of Directors*	Fiscal year ended in 2014	Fiscal year ended in 2015	Fiscal year ended in 2016
Total annual compensation	**948,300**	**2,035,000**	**2,526,720**
Fixed annual compensation	**913,300**	**1,664,000**	**1,956,720**
Salary or Compensation for work	913,300	1,300,000	1,404,000
Direct and Indirect benefits	N/A	N/A	N/A
Participation in committees	N/A	N/A	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	N/A	364,000	552,720
Variable Compensation	**35,000**	**371,000**	**570,000**
Bonus	N/A	N/A	N/A
Profit Sharing	N/A	N/A	N/A
Participation in meetings	35,000	371,000	570,000
Commissions	N/A	N/A	N/A
Others	N/A	N/A	N/A
Post-employement benefits	N/A	N/A	N/A
Benefits for the termination of the term of office	N/A	N/A	N/A
Compensation based on shares	N/A	N/A	N/A

Fiscal Council	Fiscal year ended in 2014	Fiscal year ended in 2015	Fiscal year ended in 2016
Total annual compensation	**606,667**	**637,355**	**638,549**
Fixed annual compensation	**606,667**	**637,355**	**638,549**
Salary or Compensation for work	606,667	497,933	498,867
Direct and Indirect benefits	N/A	N/A	N/A
Participation in committees	N/A	N/A	N/A
Others (INSS - SOCIAL SECURITY NATIONAL INSTITUTE)	N/A	139,421	139,683
Variable Compensation	N/A	N/A	N/A
Bonus	N/A	N/A	N/A
Profit Sharing	N/A	N/A	N/A
Participation in meetings	N/A	N/A	N/A
Commissions	N/A	N/A	N/A
Others	N/A	N/A	N/A
Post-employement benefits	N/A	N/A	N/A
Benefits for the termination of the term of office	N/A	N/A	N/A
Compensation based on shares	N/A	N/A	N/A

13.16. Provide other information that issuer may deem relevant

There is no other information for this item.

11 – Proposal Extension of the Cooperation and Support Agreement

Cooperation and Support Offer
Corporate approvals

March/2017

TIM

Summary

- **The total 2017/18 Roadmap Value (up to 10,875 K€) represents an 7,5% decrease compared to the value presented in 2016/17 (up to 11,751 K€)**.
- Daily rates (Man Day) remain unchanged from the rates registered for the 2016/17 agreement. Consulting follow as below:

Consulting	€/Man Day
Senior Manager	€ 1.085
Manager	€ 665
Professional	€ 490

NOTE: In case of effort made in Brazil, there is an extra fee of 700 €/Man Day considered to cover travel costs, applied over values above.

- The analysis of the value of the offer for cooperation and support for 2017/18 presents the following:
  - **Increase (1%) in Consulting Services** to **7,709** K€ in 2017/18 versus 7,615 K€ in 2016/17, and an **decrease (-20%) in Outsourcing & Other Services projects** to 2,695 K€ in 2017/18 versus 3.376 K€ in 2016/17. **Decrease (-38%) in Plug & Play projects (**471 K€ K€ in 2017/18 versus 759 K€ in 2016/17)
  - **The relative weight of Outsourcing & Other Services projects decreased** (25% in 2017/18 versus 29% in 2016/17), continuing the trend registered in the previous period.

  In terms of analysis by department:

  - Network, 66% of the value of the offer, registers an increase of 12% (6,379 K€ to 7,159 K€) in 2017/18;
  - IT, 15% of the value of the offer, registers a decrease of 34% (2,404 K€ to 1,581 K€) in 2017/18;
  - Commercial & Corporate, 20% of the value of the offer, registers a decrease of 28% (2,967 K€ to 2,135 K€) in 2017/18;
  - Other increases in demand for Consulting services by department are: Corporate Functions 37% (from 1,142 K€ to 1,567 K€); Network 20% (from 4,648 K€ to 5,574 K€); Marketing -48% (from 520 K€ to 270 K€) and Costumer Relations -41% (from 220 K€ to 129 K€);
  - There are no variations in values from one period to another for Wholesale and COO (new this year);
  - Sales don't have projects this year.

Evolution of project values by service type between 2013 and 2017/18



11.667 K€
11.751 K€
11.750 K€
10.500 K€
10.875 K€
11.571 K€
Realized
11.675 K€
Realized
10.020 K€
Realized
9.231 K€
Carried out until
February 2017
2013
2014/2015
2015/2016
2016/2017
2017/2018
Consulting
Outsourcing & Other Services
Plug&Play
Total
Realizado

The total value of the services (consulting, outsourcing and P&P) in 2017/18 increased by 4% (+375 K€), compared to 2013.

In the same period, consulting services increased by 29% (+1,711 K€), with increases in the Corporate (+128%) and Network areas (+16%). However, Marketing and Costumer Relations projects decreased (-23% e -8%, respectively).

Plug & Play decreased by 42% and Outsourcing decreased by 27% when compared with 2013.

Evolution of project values by department between 2013 and 2017/18



10,500 K€
11,667 K€
11,751 K€
11,750 K€
10,875 K€
1.176 K€
3.406 K€
5.918 K€
1.640 K€
3.333 K€
6.694 K€
1.791 K€
2.704 K€
7.256 K€
2.967 K€
2.404 K€
6.379 K€
2.135 K€
1.581 K€
7.159 K€
2013
2014/2015
2015/2016
2016/2017
2017/2018
Network
IT
Commercial & Corporate

Network projects increased by 21%, when compared with 2013, the highest increase in terms of absolute values (+1.241 K€).

Commercial & Corporate projects increased by 82% between 2013 and 2017/18 (+959 K€). However, when were compared with the last period (2016/17) decreased by 28% (-832 K€).

IT decreased by 54% (-1,825 K€) in the projects value between 2013 and 2017/18.

TIM

Main Benefits

Originated by the 9th Amendment - 2016/2017

- Processes optimization of traffic analysis and diversion alarms generation;
- Know-how exchange regarding Network technologies and equipment, adding efficiency and providing a new vision for service delivery, as well as identifying improvement points in the work process of TIM areas in Brazil;
- Definition and prioritization of leverage actions for Consumer segment with channels and offers adequacy;
- Create a more effective Planning & Control model for cost management;
- Support for updating interest conflict policies, anti-corruption policies, Organizational Model and Related Parties (Compliance).

Originated by the 10th Amendment – 2017/2018

- Engineering and Network Optimization Support, Analysis and KPI Definitions Support for mobile networks, transport and Network and OSS infrastructure access, for 700MHz contracts;
- Operational control increase over traffic processing;
- Know how exchange to improve accuracy information controls, and performance improvement in KPI's analysis for Revenue Assurance processes;
- Achieve the best implementation solution for the new E2E power supply model.
- Share Telecom Italia experience regarding initiatives to generate revenues, evaluate product / service roadmaps and their implementation in Wholesale processes;
- Technological infrastructure support for various Network initiatives

Evaluation and market price comparison – Consulting: Italy & Brazil
Market Price List (*)

Proposed TI daily rates for typical Business Consulting services are in line with standard market prices.

Business Consulting Companies Fees: TI (Italy) Price List (**)

Average daily rate paid by Telecom Italia

€/Man Day	A	B	C	D	E	F	G	AVG	TI (***)	TI Blended (****)
Senior Manager	2,266	1,828	1,934	1,645	1,717	1,608	1,567	1,795	1,085	885
Manager	1,901	1,608	1,597	1,535	1,166	1,243	1,076	1,447	665	
Senior Consultant	1,535	1,353	1,020	1,353	705	-	1,024	1,165	490	

Average range – Analysis on Italian rates (*****)

€/Man Day	Min	Max
Average Rate	1,059	1,710

TI Blended

885

Average range – Analysis on Brazilian rates (*****)

€/Man Day	Min	Max
Average Rate	932	2,154

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. In both cases these daily rates can be considered in line with standard market prices. The Brazilian rates were impacted by the exchange rate movement i.e. the increase in the value of the Real against the Euro.

(*) Analysis done on the Italian Business Consulting market as resources involved on this cooperation offer are from Italy. Brazilian Market price has been included to compare prices as TIM Brasil could source similar services from within the Brazilian market.
(**) Values refer to major Business Consulting Firms Price List for Telecom Italia for Italian and Brazilian resources. These values do not consider commercial discounts.
(***) Values confirmed by TI also for 2017/18, travel costs not included.
(****) Travel costs are included in case of effort made in Brazil: 700 €/Man Day.
(*****) Average rate based on Competitive Analysis for Strategic Consulting (cross industries) – Source: Accenture Competitors Intelligence.

Legend: Risk, Attention, Normal

Summary – Rate Comparison (2017/18 Offer)

Accenture evaluated the services rates offered in Italy and Brazil, and concluded that the tariffs applied by Telecom Italia, both for consulting services and for the outsourcing services, are in accordance with the tariffs practiced in the market (Italian and Brazilian) for similar services.

The Brazilian rates were impacted by the exchange rate movement i.e. the increase in the value of the Real against the Euro.

Consulting

Average range – Analysis on Italian rates

€/Man Day	Min	Max
Average Rates	1,059	1,710

TI Blended: 885 (Normal)

Average range – Analysis on Brazilian rates

€/Man Day	Min	Max
Average Rates	932	2,154

Outsourcing: Network

Average range – Analysis on Italian rates

€/Man Day	Min	Max
Average Rates	267	521

TI Blended: 336 (Normal)

Average range – Analysis on Brazilian rates

€/Man Day	Min	Max
Average Rates	216	723

Outsourcing: IT

Average range – Analysis on Italian rates

€/Man Day	Min	Max
Average Rates	383	586

TI Blended: 404 (Normal)

Average range – Analysis on Brazilian rates

€/Man Day	Min	Max
Average Rates	245	668

TIM

Risk Attention Normal

Service Hiring Proposal – Cooperation and Support Offer

- The offer presented by Telecom Italia for the 2016/2017 period had a maximum value of **10,875 K€;**

- All information provided were analyzed by Accenture (Fairness Opinion) and are considered in accordance with the market practices.

12 – Amendment of the Cooperation and Support Agreement

TENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Tenth Amendment to the Cooperation and Support Agreement (the "**Tenth Amendment**") is made this _____day of _____ 2017, by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Via Gaetano Negri, 1, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "**TI**");

and

Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Vila Andrade, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 04.206.050/0001-80, (hereinafter referred to as "**TIM CELULAR**"), **Intelig Telecomunicações Ltda**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B, térreo, São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as "**INTELIG**"), and **Tim Participações S.A.**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, Torre Norte, 12º andar, sala 1212, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "**TIM PART**");

For the purposes hereof TI, TIM CELULAR, INTELIG and TIM PART shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, and the 2nd of January 2014, 14th April 2015, 30th April of 2016 TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment and Ninth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2017 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016 and 2017);

WHEREAS, effective as of the 30th of December 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, according to the Ninth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2017;

WHEREAS, TIM CELULAR and INTELIG are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Tenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. <u>Definitions and Interpretation.</u>

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Tenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Tenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Tenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Tenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Tenth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR, INTELIG and TIM PART.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR, INTELIG and TIM PART.

2. **Amendment to the Agreement.**

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2017, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April2018 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of (€ 10.874.668 (Ten million, eight hundred and seventy-four thousand, six hundred and sixty-eight euros) (the "**Projects' Price Cap for the Extended Term).**

2.3 Road Map for the Extended Term. Prior to the execution of this Tenth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Tenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Tenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Tenth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Tenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Tenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TELECOM ITALIA S.P.A.
By:
Title:

____

TIM CELULAR S.A.

By:
Title:

____
INTELIG TELECOMUNICAÇÕES LTDA
By:
Title:

____
TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

_______________________ _______________________
By By